UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

3	Additional Information
4	Corporate Information
5	Letter to Shareholders
7	Management’s Discussion and Analysis of Financial Condition and Results of operations
16	Corporate Governance Report
28	Other Information
39	Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
40	Condensed Consolidated Statements of Financial Position
41	Condensed Consolidated Statements of Changes in Equity
42	Condensed Consolidated Statements of Cash Flows
43	Notes to the Condensed Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward- looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

References in this interim report to:

•	“2017 AGM” are to the Company’s annual general meeting held on June 23, 2017;

•	“Board” are to the board of directors of the Company;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;

•	“Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•	“Director” are to the director of the Company;

•	“EUR” are to Euros;

•	“Group” are to the Company and its subsidiaries;

•	“HK$” are to Hong Kong dollars;

•	“Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

•	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“JPY” are to Japanese Yen;

•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•	“Ordinary Share(s)” are to the ordinary share(s), in the share capital of the Company, of US$0.0004 each before December 7, 2016 and to the ordinary share(s) of US$0.004 each upon the share consolidation becoming effective on December 7, 2016;

•	“RMB” are to Renminbi;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•	“US$” or “USD” are to U.S. dollars;

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States.

All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer, 45 nanometer and 28 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. The financial information presented in this interim report has been prepared in accordance with IFRS.

3	SMIC | INTERIM REPORT 2017

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation

Chinese name (for identification purposes only)	中芯國際集成電路製造有限公司

Registered office	PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area Shanghai 201203 PRC

Place of business in Hong Kong	Suite 3003 30th Floor No. 9 Queen’s Road Central Hong Kong

Website	http://www.smics.com

Joint Company secretary*	Gao Yonggang (appointed with effect from July 3, 2017) Liu Wei (appointed with effect from July 3, 2017)

Authorized representatives*	Zhou Zixue Gao Yonggang (appointed with effect from July 3, 2017)

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”) New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE) SMI (NYSE)

*	Mr. Gareth Kung has resigned as the company secretary and ceased to act as one of the authorized representatives of the Company with effect from July 3, 2017.

SMIC | INTERIM REPORT 2017	4

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

SMIC again recorded historical highs in both revenue and gross profit for the first half of this year. For the first half of the year, the Company recorded revenue of approximately US$1.544 billion, representing an increase of 16.6% over the corresponding period of last year. Gross profit amounted to US$415 million, representing an increase of approximately 11.7% over the corresponding period of last year. The growth trend slowed down this year compared to that of the previous year as a result of the sluggishness of the smart phone market and the inventory adjustment of certain major customers, while the increase in depreciation expenses arising from the expansion of new capacity has also imposed pressure on the profit growth. For the first half of this year, revenue from USA-region customers increased 67.4% over the corresponding period last year and represented 40.0% of the total revenue. Revenue from PRC-based customers increased 7.8% over the corresponding period of last year and represented 46.0% of total revenue while our revenue from Eurasia-region decreased 27.2% mainly resulting from the inventory adjustment of major customers, with its contribution to total revenue having been decreased to 14.0%. This year, our team continues to ramp up 28nm, which will be one of our primary growth drivers for this year. Revenue from 28nm grew 13.8 times for the first half of this year as compared to the corresponding period of last year, and is on track to reach high single-digits revenue contribution by the fourth quarter of this year.

During the first half of this year, there were changes in the Company’s management composition. Dr. Tzu-Yin Chiu resigned as Chief Executive Officer for personal, family reasons. Upon nomination by Dr. Chiu and appointment by the Board, Dr. Haijun Zhao became our new Chief Executive Officer to lead the Company to continued success. Dr. Tzu-Yin Chiu remains as Vice Chairman and non-executive Director and continues to make contributions to formulating the Company’s growth strategy and major decisions. We would like to express our heartfelt gratitude to Dr. Chiu for his valuable contribution. During the past six years, Dr. Chiu has made remarkable achievements in helping the Company turn profitable, restore the trust of our customers, shareholders and employees, and lead SMIC to become one of the fastest growing IC foundries in the world. Dr. Haijun Zhao joined SMIC in October 2010 and quickly moved through the Company’s ranks. In April 2013, he became Executive Vice President and Chief Operating Officer, and also assumed the role of General Manager of Semiconductor Manufacturing North China (Beijing) Corporation in July of the same year. He received his

B.S. and Ph.D. in Electronic Engineering from Tsinghua University, Beijing, and MBA from the University of Chicago. He has 25 years of experience in technology development and IC manufacturing. Under his leadership, SMIC will continue to maintain its international, independent and professional management and operation. With the strong support of our management team, we are confident in the Company’s future prospects.

It is the fifth year in which we have sponsored the “SMIC Liver Transplant Program for Children”. SMIC announced it would donate RMB2.56 million to the Program this year. During these five years, SMIC has already donated over RMB11.1 million, and over 200 afflicted children have successfully received liver transplants. Also, “SMIC Liver Transplant Program for Children” has motivated and influenced an increasing number of benevolent enterprises and individuals to make their contributions and has become an influential social program.

5	SMIC | INTERIM REPORT 2017

We are fully aware of the challenges brought by certain customers’ process, node migration, competitive pricing pressures, and the challenges of new technology R&D this year. We are also pleased to note that some major customers have substantially digested their inventory and business has started to rebound. In addition, we have seen an increasingly rapid growth in the flash memory (NOR Flash) business segment. This year is a year of preparation for further growth. During the past two years, as all of our fabs generally operated at full capacity, we were unable to accelerate our R&D and new product tape-outs. We will take advantage of this year’s opportunity to increase our investment in R&D activities and accelerate the research and development of advanced processes and specialty mature technology platforms in order to fully prepare for the future in terms of technology and production capacity. We are confident that we are well positioned to capture opportunities in automotive electronics, consumer electronics and internet of things segments. We continue to be committed to diligently and carefully execute our business plan for the best interests of our shareholders. We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees for their continued care and support of SMIC’s development.

Zhou Zixue	Haijun Zhao
Chairman of the Board and Executive Director	Chief Executive Officer

Shanghai, China

August 30, 2017

SMIC | INTERIM REPORT 2017	6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the“Company” or “SMIC”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) for the six months ended June 30, 2017, and would like to express its gratitude to the shareholders and its staff for their support for the Group.

SALES

Sales increased by 16.6% from US$1,324.5 million for the six months ended June 30, 2016 to US$1,544.3 million for the six months ended June 30, 2017, primarily due to an increase in wafer shipments during this period. The number of wafer shipments increased by 17.0% from 1,803,170 8-inch wafer equivalents for the six months ended June 30, 2016 to 2,109,919 8-inch wafer equivalents for the six months ended June 30, 2017.

COST OF SALES AND GROSS PROFIT

Cost of sales increased by 18.5% from US$953.0 million for the six months ended June 30, 2016 to US$1,129.3 million for the six months ended June 30, 2017, primarily due to an increase in wafer shipment during this period and lower fab utilization.

The Group had a gross profit of US$415.0 million for the six months ended June 30, 2017 compared to a gross profit of US$371.6 million for the six months ended June 30, 2016, representing an increase of 11.7%. Gross margin decreased to 26.9% for the six months ended June 30, 2017 from 28.1% for the six months ended June 30, 2016. The decrease in gross margin was primarily due to lower fab utilization.

PROFIT FOR THE PERIOD FROM OPERATIONS

Profit from operations decreased from US$181.6 million for the six months ended June 30, 2016 to US$99.0 million for the six months ended June 30, 2017 primarily due to an increase of advanced technology research and development activities in the first half of 2017.

Research and development expenses increased by 85.5% from US$118.0 million for the six months ended June 30, 2016 to US$219.0 million for the six months ended June 30, 2017. The increase was mainly due to the increase of advanced technology research and development activities.

General and administrative expenses increased by 53.5% from US$61.0 million for the six months ended June 30, 2016 to US$93.6 million for the six months ended June 30, 2017. The increase was primarily due to 1) the general and administrative expense of LFoundry S.r.l (“LFoundry”, our majority-owned subsidiary in Avezzano, Italy which was acquired in July 2016), 2) the start-up cost relating to our new project in Shenzhen,

3) an increase in expense arising from the share-based compensation payment transaction.

Sales and marketing expenses increased by US$1.9 million from US$17.9 million for the six months ended June 30, 2016 to US$19.8 million for the six months ended June 30, 2017.

Other operating incomes were US$16.4 million and US$6.9 million for the six months ended June 30, 2017 and 2016, respectively. The increase was mainly due to the increase in government funding received in the first half of 2017.

As a result, the Group’s profit from operations decreased to US$99.0 million for the six months ended June 30, 2017 from US$181.6 million for the six months ended June 30, 2016.

7	SMIC | INTERIM REPORT 2017

PROFIT FOR THE PERIOD

The Group had a profit of US$97.5 million for the six months ended June 30, 2017 compared to US$146.3 million for the six months ended June 30, 2016.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE COMING YEAR

In 2017, the Group plans to spend approximately US$2.3 billion in capital expenditures for foundry operations which are subject to adjustment based on market conditions. The capital expenditures are mainly for 1) the expansion of capacity in our majority-owned Beijing 300mm fab, Beijing 300mm fab and Shenzhen 200mm fab, 2) our new projects in Shanghai and Shenzhen, 3) a majority-owned joint venture company, which we expect will focus on research and development on 14nm FinFET technology, 4) enhancing our portfolio of comprehensive foundry solutions available to our customers, and 5) research and development equipment, mask shops and intellectual property acquisition.

In addition, the Group budgeted approximately US$70 million in 2017 as capital expenditures for non-foundry operations. This is mainly for the construction of living quarters for employees as part of the Group’s employee retention program.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2017, the Group incurred capital expenditures of US$1,508.7 million compared to US$1,543.2 million for the six months ended June 30, 2016. The Group financed its capital expenditures primarily from cash flows generated from operating and financing activities.

The Group had US$876.1 million in cash and cash equivalent as of June 30, 2017. These cash and cash equivalent are held in the form of United States Dollars, Japanese Yen, Euro, and Chinese Renminbi. The net cash from operating activities increased by 5.4% from US$372.2 million for the six months ended June 30, 2016 to US$392.1 million for the six months ended June 30, 2017.

Net cash used in investing activities was US$1,850.3 million for the six months ended June 30, 2017, primarily attributable to 1) purchases of plant and equipment mainly for the fabs in Shanghai, Beijing and Shenzhen, 2) the net result of proceeds from selling and payments for acquiring financial assets, 3) payments for acquiring long-term investment and 4) the net proceeds from disposal of property, plant and equipment and assets classified as held for sale. Net cash used in investing activities was US$1,627.3 million for the six months ended June 30, 2016, primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai, Beijing, Shenzhen and Jiangyin, 2) the net result of proceeds from selling and payments for acquiring financial assets and 3) payments for acquiring long-term investment.

SMIC | INTERIM REPORT 2017	8

Net cash generated from financing activities was US$206.9 million for the six months ended June 30, 2017, which was primarily 1) the net result of proceeds from new financing and repayments of bank borrowings and 2) the repayment of short-term notes. Net cash generated from financing activities was US$1,844.6 million for the six months ended June 30, 2016, which was primarily 1) the net result of proceeds from new financing and repayments of bank borrowings, 2) net proceeds from the issue of medium-term and short-term notes and 3) capital contribution from China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”) into the registered capital of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) in the first half of 2016.

As of June 30, 2017, the Group’s outstanding long-term liabilities primarily consisted of US$561.6 million in secured bank loans, US$943.7 million in unsecured bank loans, US$402.5 million in convertible bonds, US$495.8 million in USD bonds and US$219.4 million in medium-term notes. Of which, US$49.2 million was classified as the current portion of long-term loans.

2013 USD Loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) entered into a loan facility in the aggregate principal amount of US$470.0 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of June 30, 2017, SMIS had drawn down US$260.0 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranges from 5.71% to 5.86% per annum in 2017. SMIS was in compliance with the related financial covenants as of June 30, 2017.

2015 USD Loan (SMIC Shanghai)

In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 300mm fab. The facility is secured by the manufacturing equipment located in the SMIS’ 300mm fab. As of June 30, 2017, SMIS had drawn down US$66.1 million and repaid US$33.1 million on this loan facility. The outstanding balance of US$33.0 million is repayable from December 2017 to December 2019. The interest rate on this loan facility ranges from 2.30% to 2.42% per annum in 2017. SMIS was in compliance with the related financial covenants as of June 30, 2017.

2015 RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of June 30, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$147.2 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility is 1.20% per annum in 2017.

9	SMIC | INTERIM REPORT 2017

2015 RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475.0 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of June 30, 2017, SMIS had drawn down RMB475.0 million (approximately US$69.9 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility is 1.20% per annum in 2017.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2017, SMIS had drawn down RMB500.0 million (approximately US$73.6 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility is 2.65% per annum in 2017.

2017 EXIM RMB Loan (SMIC Shanghai)

In March 2017, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of June 30, 2017, SMIS had drawn down RMB1,000.0 million (approximately US$147.2 million) on this loan facility. The outstanding balance is repayable in March 2019. The interest rate on this loan facility is 2.65% per annum in 2017.

2016 EXIM RMB Loan (SMIC)

In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2017, SMIC had drawn down RMB500.0 million (approximately US$73.6 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility is 2.75% per annum in 2017.

2015 CDB RMB Loan (SMIC Beijing)

In December 2015, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”) entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195.0 million with China Development Bank, which is unsecured. As of June 30, 2017, SMIB had drawn down RMB195.0 million (approximately US$28.7million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility is 1.20% per annum in 2017.

2016 CDB RMB Loan (SMIC Beijing)

In May 2016, SMIB entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460.0 million with China Development Bank, which is guaranteed by SMIC. As of June 30, 2017, SMIB had drawn down RMB1,460.0 million (approximately US$214.9 million) on this loan facility. The principal amount is repayable from May 2018 to May 2031. The interest rate on this loan facility is 1.20% per annum in 2017.

SMIC | INTERIM REPORT 2017	10

2016 EXIM RMB Loan I (SMIC Beijing)

In December 2016, SMIB entered into an RMB loan, a two-year working capital loan facility in the principal amount of RMB240.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of June 30, 2017, SMIB had drawn down RMB240.0 million (approximately US$35.3 million) on this loan facility. The principal amount is repayable in December 2018. The interest rate on this loan facility is 2.65% per annum in 2017.

2016 EXIM RMB Loan II (SMIC Beijing)

In January 2016, SMIB entered into an RMB loan, a three-year working capital loan facility in the principal amount of RMB400.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2017, SMIB had drawn down RMB400.0 million (approximately US$58.9 million) on this loan facility. The principal amount is repayable in January 2019. The interest rate on this loan facility is 2.65% per annum in 2017.

2017 EXIM RMB Loan (SMIC Tianjin)

In February 2017, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”) entered into a new RMB loan, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2017, SMIT had drawn down RMB500.0 million (approximately US$73.6 million) on this loan facility. The outstanding balance is repayable in February 2020. The interest rate on this loan facility is 2.65% per annum in 2017.

2015 CDB USD Loan (SJ Jiangyin)

In September 2015, SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”) entered into the USD loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’s 300mm bumping fab. The facility is guaranteed by SMIB. As of June 30, 2017, SJ Jiangyin had drawn down US$20.0 million and repaid US$18.0 million on this loan facility. The outstanding amount of US$2.0 million is repayable from September 2017 to September 2022. The interest rate on this loan facility ranges from 4.72% to 4.83% per annum in 2017.

2014 Cassa Depositie Prestiti Loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR35.8 million with Cassa Depositie Prestiti. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR14.3 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of June 30, 2017, LFoundry had drawn down EUR35.8 million and repaid EUR9.9 million on this loan facility. The outstanding balance of EUR26.4 million (its present value is EUR23.2 million, approximately US$26.4 million) including principal amount of EUR25.9 million and interest cash flow of EUR0.5 million is repayable from December 2017 to December 2023. The interest rate on this loan facility is 0.5% per annum in 2017.

11	SMIC | INTERIM REPORT 2017

2014 MPS Capital Service Loan (LFoundry)

In January 2014, LFoundry entered into a loan facility in the aggregate principal amount of EUR4.0 million with MPS Capital Service. This ten-year bank facility was in relation to the admission of LFoundry to the benefits of the technology innovation fund. The facility is secured by bank deposits of EUR1.6 million and the manufacturing equipment located in LFoundry’s 200mm fab. As of June 30, 2017, LFoundry had drawn down EUR4.0 million on this loan facility. The outstanding balance of EUR5.3 million (its present value is EUR4.3 million, approximately US$4.9 million) including principal amount of EUR4.0 million and interest cash flow of EUR1.3 million is repayable from June 2020 to December 2023. The interest rate on this loan facility is approximately 6% per annum in 2017.

2014 Citizen Finetech Miyota Loan (LFoundry)

In June 2014, LFoundry entered into a loan facility in the aggregate principal amount of JPY480.0 million with Citizen Finetech Miyota Co. Ltd. This five-year facility was used to finance the expansion of LFoundry’s 200mm fab. The facility is secured by the manufacturing equipment located in LFoundry’s 200mm fab. As of June 30, 2017, LFoundry had drawn down JPY480.0 million on this loan facility. The outstanding balance of JPY499.4 million (its present value is JPY455.4 million, approximately US$4.0 million) including principal amount of JPY480.0 million and interest cash flow of JPY19.4 million is repayable from December 2017 to December 2019. The interest rate on this loan facility is 4.04% per annum in 2017.

2017 Banca del Mezzogiorno Loan (LFoundry)

In June 2017, LFoundry entered into a soft loan facility in the aggregate principal amount of EUR1.2 million with Banca del Mezzogiorno, which is unsecured. This nine-year facility was in relation to the admission of LFoundry to the benefits of the European Project called Horizon. As of June 30, 2017, LFoundry had drawn down EUR1.2 million (approximately US$1.5 million) on this loan facility. The principal amount is repayable from December 2018 to June 2026. The interest rate on this loan facility is 0.8% per annum in 2017.

Finance Lease Payables

In 2016, a leasing contract entered into by the Group with one of its suppliers for the construction and installation of gas generation equipment. This transaction was accounted for a finance leasing with remaining lease term of 5 year. As of June 30, 2017, the total net future minimum lease payments was US$6.7 million.

Loans from non-controlling interests shareholders

In 2016, LFoundry entered into a loan facility in the aggregate principal amount of EUR15.0 million from non-controlling interests shareholders of LFoundry. This seven-year facility was in relation to the construction of the new co-generation. As of June 30, 2017, LFoundry had drawn down EUR9.3 million on this loan facility. The outstanding balance of EUR9.3 million (approximately US$10.6 million) is repayable from September 2018 to December 2023. The interest rate on this loan facility is 3.5% per annum in 2017.

Sales and Leaseback Borrowings

As of June 30, 2017, the three financing arrangements of sales and leaseback borrowings amounted to US$482.5 million (December 31, 2016: US$482.6 million) which were entered into by the Group with third- party financing companies in 2016 in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at below US$1.00, which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements were accounted for as collateralized borrowings of the Group.

SMIC | INTERIM REPORT 2017	12

Short-term Credit Agreements

As of June 30, 2017, the Group had 30 short-term credit agreements that provided total credit facilities of up to US$1,761.8 million on a revolving basis. As of June 30, 2017, the Group had drawn down US$256.7 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate ranges from 1.23% to 3.92% per annum in 2017.

DISPOSAL OF 19.61% EQUITY INTEREST IN CHANGJIANG XINKE BY SILTECH SHANGHAI TO JCET AND ISSUE OF A SHARES TO SILTECH SHANGHAI BY JCET AND PRIVATE PLACEMENT OF A SHARES TO SILTECH SHANGHAI BY JCET

On April 27, 2016, SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) and Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) entered into a disposal agreement (the “Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) to JCET in consideration of RMB664.0 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (the “Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655.0 million in cash. On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the Disposal Agreement and the Subscription Agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s Board.

COMMITMENTS

As of June 30, 2017, the Group had commitments of US$443.6 million for facilities construction obligations in connection with the Company’s Shanghai, Beijing, Tianjin and Shenzhen facilities, US$460.8 million to purchase machinery and equipment mainly for the Shanghai, Beijing and Shenzhen fabs and US$7.0 million to purchase intellectual property.

DEBT TO EQUITY RATIO

As of June 30, 2017, the Group’s debt to equity ratio was approximately 48.4%, which was calculated by dividing the sum of the short-term and long-term borrowings, medium-term notes, convertible bonds and corporate bonds by total shareholders’ equity. The net debt to equity ratio was approximately 25.0%, which was calculated by dividing the total debt minus cash and cash equivalents and other financial assets by total shareholders’ equity.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Group’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies. The Group is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

13	SMIC | INTERIM REPORT 2017

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuation may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of June 30, 2017, the Group had outstanding foreign currency forward exchange contract with notional amounts of US$56.6 million, which will mature in 2018. As of June 30, 2017, the fair value of foreign currency forward exchange contracts was approximately US$2.0 million, which was recorded in other financial assets.

	As of June 30, 2017		As of December 31, 2016
	(in US$ thousands)		(in US$ thousands)
	Notional value	Fair Value	Notional value	Fair Value
Forward Exchange Agreement
(Receive EUR/Pay US$)
Contract Amount	27,750	1,690	—	—
(Receive RMB/Pay US$)
Contract Amount	28,881	261	—	—
Total Contract Amount	56,631	1,951	—	—

As of December 31, 2016, the Group had no outstanding foreign currency forward exchange contracts. The Group does not enter into foreign currency exchange contracts for speculative purposes.

CROSS CURRENCY SWAP FLUCTUATION RISK

The Group entered into several RMB denominated loan facility agreements and issued RMB notes (hereinafter collectively referred to as the “RMB Debts”). As a result, the Group was primarily exposed to changes in the exchange rate for the RMB. To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts.

Outstanding Cross Currency Swap Contracts

As of June 30, 2017, the Group had outstanding cross currency swap contracts with notional amounts of RMB6,101.0 million (approximately US$898.0 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of June 30, 2017, the fair value of cross currency swap contracts was approximately US$(23.0) million, of which approximately US$(27.8) million was recorded in other financial liabilities and approximately US$4.8 million was recorded in other financial assets. The cross currency swap contracts will mature during the period 2017 to 2021.

SMIC | INTERIM REPORT 2017	14

As of December 31, 2016, the Group had outstanding cross currency swap contracts with notional amounts of RMB5,927.0 million (approximately US$854.4 million). Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2016, the fair value of cross currency swap contracts was approximately US$(80.5) million and was recorded in other financial liabilities. The cross currency swap contracts will mature during the period 2017 to 2021.

	As of June 30, 2017		As of December 31, 2016
	(in US$ thousands)		(in US$ thousands)
	Notional value	Fair Value	Notional value	Fair Value

Cross Currency Swap Contracts
(Receive RMB/Pay US$)
Contract Amount	897,998	(23,036)	854,404	(80,518)
Total Contract Amount	897,998	(23,036)	854,404	(80,518)

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2016 annual report of the Group in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS

In the first half of 2017, the Group achieved historical high first half revenue of US$1.54 billion, an increase of 16.6% compared to the first half of 2016. Revenue for the third quarter of 2017 is guided to be flat to up by 3% quarter over quarter. This year the Group continues to ramp up 28nm, which will be one of SMIC’s primary growth drivers. 28nm revenue grew 12-fold year over year in the second quarter of 2017 and 25.1% quarter over quarter, and is on track to reach high single-digits contribution by the fourth quarter this year. In addition, fingerprint sensors and flash memory are targeted to grow in the second half of 2017. SMIC continues to work closely with its clients to capture opportunities in new handset models, IOT, automotive, and industrial segments. Revenue in 2017 is now targeted to grow mid to high single digits percentage year over year, in line with foundry industry growth. With regard to SMIC’s future plans for capacity, the Group plans to decrease its capex intensity while expanding both 8-inch and 12-inch capacities. The Group’s planned foundry capital expenditures are around US$2.3 billion for 2017 for both mature and advanced capacity expansion.

15	SMIC | INTERIM REPORT 2017

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) which an issuer, such as the Company, is expected to comply with or advise as to reasons for deviations from and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which is amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, substantially incorporates Code Provisions and the Recommended Practices of the CG Code. The Company will seek to comply with the Code Provisions of the CG Code whenever practicable. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the six months ended June 30, 2017, in the opinion of the Directors, the Company had complied with all Code Provisions set out in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2017. The senior management of the Company as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through its various committees, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

SMIC | INTERIM REPORT 2017	16

The Board consists of thirteen Directors as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) serves a term of three years.

The following table sets forth the names, classes and categories of the Directors as at the date of this interim report:

Name of Director	Category of Director	Class of Director	Year of Re-election
Zhou Zixue	Chairman, Executive Director	Class I	2020
Tzu-Yin Chiu	Vice Chairman and Non-executive Director	Class I	2020
Gao Yonggang	Chief Financial Officer and Executive Director	Class I	2020
William Tudor Brown	Independent Non-executive Director	Class I	2020
Tong Guohua	Non-executive Director	Class I	2020
Chen Shanzhi	Non-executive Director	Class II	2018
Lip-Bu Tan	Independent Non-executive Director	Class II	2018
Carmen I-Hua Chang	Independent Non-executive Director	Class II	2018
Lu Jun	Non-executive Director	Class II	2018
Zhou Jie	Non-executive Director	Class III	2019
Ren Kai	Non-executive Director	Class III	2019
Shang-yi Chiang	Independent Non-executive Director	Class III	2019
Jason Jingsheng Cong	Independent Non-executive Director	Class III	2019

17	SMIC | INTERIM REPORT 2017

As of the date of this interim report, the roles of Chairman and Chief Executive Officer are segregated and such roles are performed by Dr. Zhou Zixue and Dr. Haijun Zhao, respectively.

On an annual basis, each independent non-executive Director confirms his/her independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets at least four times a year at approximately quarterly intervals and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The schedule of Board meetings for a given year is planned in the preceding year. The joint company secretaries of the Company (the “Joint Company Secretaries”) assist the Chairman in preparing the agenda for the Board meetings and also assist the Board in complying with applicable laws, rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their review and comments prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which any Directors are considered to have a conflict of interest which the Board has determined to be material are dealt with by physical Board meetings rather than written resolutions and the interested Directors are not counted in the quorum of such Board meetings and abstain from voting on the relevant matters.

All Directors have access to the Joint Company Secretaries, who are responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents tabled at the Board meeting or filed into the Company’s minutes book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to discharge his/her duties. The Joint Company Secretaries continuously update all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to ensure the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to his/her responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

SMIC | INTERIM REPORT 2017	18

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under New York Stock Exchange and/or Hong Kong Stock Exchange listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board then decides whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of Directors as stipulated in the Articles of Association of the Company.

BOARD COMMITTEE

The Board has established the following principal committees to assist it in performing its functions. Each of these committees consists of a majority of independent non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference. The updated charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

As of the date of this interim report, the Company’s Audit Committee (the “Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (chairman of Audit Committee), Mr. Zhou Jie and Mr. William Tudor Brown. None of the members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Audit Committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•	reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•	pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•	reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

19	SMIC | INTERIM REPORT 2017

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•	reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•	considering the adequacy of resources, staff qualifications and experience, training programs and budget of the Company’s accounting and financial reporting function;

•	reviewing the Company’s internal controls, risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

The Audit Committee reports its work, findings and recommendations to the Board regularly.

The Audit Committee meets at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for a given year is planned in the preceding year. The Joint Company Secretaries assist the chairman of the Audit Committee in preparing the agenda for meetings and also assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings are dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditor the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting; and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

SMIC | INTERIM REPORT 2017	20

Compensation Committee

As of the date of this interim report, the members of the Company’s Compensation Committee (the “Compensation Committee”) were Mr. William Tudor Brown (who was appointed as the chairman of Compensation Committee on February 14, 2017), Mr. Lip-Bu Tan, Mr. Zhou Jie, Dr. Shang-yi Chiang (“Dr. Chiang”) and Dr. Tong Guohua (“Dr. Tong”). Dr. Chiang and Dr. Tong were appointed as members of the Compensation Committee of the Company on February 14, 2017. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•	approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Directors’ compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•	reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee reports its work, findings and recommendations to the Board periodically but no fewer than four times per year.

The Compensation Committee meets at least four times per year and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Joint Company Secretaries assist the chairman of the Compensation Committee in preparing the agenda for meetings and also assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting are dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after a Compensation Committee meeting is held, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

21	SMIC | INTERIM REPORT 2017

Nomination Committee

As of the date of this interim report, the Company’s Nomination Committee (the “Nomination Committee”) comprised Dr. Zhou Zixue (chairman of Nomination Committee), Mr. Lip-Bu Tan, Mr. Lu Jun, Mr. William Tudor Brown and Ms. Carmen I-Hua Chang.

The responsibilities of the Nomination Committee include:

•	reviewing the structure, size and composition (including the skills, knowledge and experience, as well as diversity of perspectives) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•	monitoring the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensuring that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s Annual Report;

•	identifying individuals suitably qualified to become Board members, consistent with criteria approved by the Board, and making recommendations to the Board on the selection of individuals nominated for directorships;

•	assessing the independence of independent non-executive Directors; and

•	making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Joint Company Secretaries assist the chairman of the Nomination Committee in preparing the agenda for meetings and also assists the Nomination Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings are dispatched to Nomination Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after a Nomination Committee meeting is held, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Nomination Committee meeting

Internal Audit Department

Internal Audit Department works with and supports the Group’s management team and the Audit Committee to evaluate the effectiveness of and contribute to the improvement of risk management, internal control, and corporate governance systems. On an annual basis, the risk-based audit plan and resources are reviewed and approved by the Audit Committee. In addition to its agreed plan, the Internal Audit Department audits areas of concern identified by senior management or conducts reviews and investigations on an ad hoc basis. Audit results are reported to the Chairman of the Board, the Chief Executive Officer and relevant management of audited departments. A summary of audit reports is quarterly reported to the Audit Committee.

SMIC | INTERIM REPORT 2017	22

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Group. The scope of the audit includes:

•	reviewing management’s controls to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•	reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Group is in compliance;

•	reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•	appraising the economy and efficiency with which resources are employed;

•	identifying significant risks, including fraud risks, to the ability of the Group to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•	evaluating the effectiveness of controls supporting the operations of the Group and providing recommendations as to how those controls could be improved.

In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Group’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Group are notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department reports their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee and may meet privately with the Audit Committee, without the presence of members of the Group’s management or the independent accounting firm upon request.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

23	SMIC | INTERIM REPORT 2017

U.S. Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE Standards. Because the Company’s American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, the Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of certain corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

No requirement for majority of independent directors

NYSE Section 303A.01 requires a NYSE-listed U.S. domestic company to have a majority of independent directors on the board of directors. We have elected to follow the Hong Kong Stock Exchange Listing Rules, which require a company’s board to include at least one-third (but not less than three) of the members of a company’s board to be independent non-executive directors. The laws of the Cayman Islands do not contain definition or requirements relating to “independent directors” nor require any member of a company’s board be independent.

Different standards to evaluate director independence

NYSE Section 303A.02 provides detailed tests that NYSE-listed U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board, through its nomination committee, assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in accordance with Rule 10A-3 under the Exchange Act in the case of audit committee members, and considers whether there are any relationships or circumstances that are likely to affect such director’s independence from management.

Executive sessions

NYSE Section 303A.03 requires the non-executive directors of a NYSE-listed U.S. domestic company to meet in regularly scheduled executive sessions or closed-door sessions without management at least once a year. Our non-executive directors and independent directors meet with the Chairman of the Board, who is an executive director, at least once a year. Our executive directors and management are not present at these meetings.

No nominating/corporate governance committee composed entirely of independent directors

NYSE Section 303A.04 requires NYSE-listed U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that sets out its purpose and certain minimum responsibilities required under NYSE Section 303A.04 (b)(i) and provides for an annual performance evaluation of the committee.

SMIC | INTERIM REPORT 2017	24

Instead of a nominating/corporate governance committee, our Board has established a nomination committee with five members. Three members are independent non-executive directors while one member is an executive director and one is a non-executive director. We are not required under the laws of the Cayman Islands or the Hong Kong Stock Exchange Listing Rules to have a nominating/corporate governance committee composed entirely of independent directors. The nomination committee is tasked to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. The Board also adopted a Board Diversity Policy on August 8, 2013 that sets out diversity criteria considered by the Board in identifying candidates. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

No compensation governance committee composed entirely of independent directors

NYSE Section 303A.05 require NYSE-listed U.S. domestic issuers to have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that sets out its purpose and certain minimum responsibilities and provides for an annual performance evaluation of the committee.

Our Board has established a compensation committee with five members. Three members are independent non-executive directors while two members are non-executive directors. We have elected to follow the Hong Kong Stock Exchange Listing Rules, which require that a majority of the members of the compensation committee be independent non-executive directors. The laws of the Cayman Islands do not define or contain requirements relating to “independent directors” nor require a Cayman Islands exempted company to have a compensation committee.

We believe that the composition of our compensation committee and its duties and responsibilities, as described in our annual report for the relevant year, are generally responsive to the relevant NYSE Standards applicable to NYSE-listed U.S. domestic issuers. However, the charter of our compensation committee does not address all aspects of NYSE Section 303A.05. For example, NYSE Section 303A.05(c) and Item 407(e)(5) of Regulation S-K under the Securities Act require compensation committees of NYSE-listed U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We have not addressed this in our compensation committee charter as we are not required under the laws of the Cayman Islands to have a compensation committee, or under the Hong Kong Stock Exchange Listing Rules to have such a compensation committee report, though we are required to disclose certain corporate governance matters in relation to the compensation committee in our annual report filed with the Hong Kong Stock Exchange. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and remuneration payable to the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

No audit committee composed entirely of independent directors

NYSE Sections 303A.07(a) requires NYSE-listed U.S. domestic issuers to have an audit committee composed entirely of independent directors. We have elected to follow the Hong Kong Stock Exchange Listing Rules, which require that a majority of the members of the audit committee be independent non-executive directors. Our Board has established an audit committee with three members. Two members are independent non-executive directors while the third is a non-executive director. The laws of the Cayman Islands do not define or contain requirements relating to “independent directors” nor require a Cayman Islands exempted company to have an audit committee.

25	SMIC | INTERIM REPORT 2017

Audit committee requirements

NYSE Sections 303A.06 and 303A.07 require NYSE-listed U.S. domestic issuers to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, whose members meet certain requirements such as financial literacy and capacity for service in an audit committee, and have a written charter that sets out its purpose and certain minimum responsibilities.

We believe that the composition of our audit committee and its duties and responsibilities, as described in our annual report for the relevant year, are generally responsive to the relevant NYSE Standards applicable to NYSE-listed U.S. domestic issuers. However, the charter for our audit and compensation committees may not address all aspects of NYSE Section 303A.06 and Rule 10A-3 under the Exchange Act. For example, NYSE Section 303A.07(a) requires the Board to evaluate the capacity of an audit committee member if he or she is simultaneously a member of the audit committee of more than three public companies. NYSE Section 303A.07(b)(iii)(G) requires an audit committee to draft clear policies for hiring external auditor’s employees. Our audit committee has not drafted explicit policies regarding these matters, although our nomination committee continually evaluates the qualifications and capacity of directors and candidates for director (including audit committee members). Further, our audit committee pre-approves the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the three years preceding such hiring and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team.

Internal audit requirements

NYSE Section 303A.07(c) requires NYSE-listed U.S. domestic issuers to have an internal audit function that provides ongoing assessments on the company’s risk management processes and internal control system. Our Company has established an Internal Audit Department whose findings, as well as our Company’s internal controls in general, are reviewed by our audit committee and has substantially the same functions as those contemplated by NYSE Section 303A.07(c).

No shareholder vote on equity compensation plans

NYSE Section 303A.08 requires that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

No explicit requirement for Board self-evaluation and succession planning

NYSE Section 303A.09 requires the board of directors of a NYSE-listed U.S. domestic issuer to conduct a self- evaluation at least annually to determine whether it and its committees are functioning effectively and draft succession planning policies which should include policies and principles for CEO selection and performance review, as well as policies regarding succession in the event of an emergency or the retirement of the CEO. Neither the requirements of Cayman Islands law nor the Hong Kong Stock Exchange Listing Rules require explicit procedures for these matters, although our Board continually evaluates its performance and the performance of its committees, and reviews the professional development of directors and senior management.

SMIC | INTERIM REPORT 2017	26

Code of Business Conduct and Ethics

NYSE Section 303A.10 requires a NYSE-listed U.S. domestic issuer to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. We have adopted a Code of Business Conduct and Ethics, which is available on the Company website, whose scope is similar but not identical to what is required under NYSE Section 303A.10.

No explicit requirement for corporate governance certification

NYSE Section 303A.12(a) requires the CEO of a NYSE-listed U.S. domestic issuer to certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. NYSE Section 303A.12(b) requires the CEO of a NYSE-listed U.S. domestic issuer to promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provision of NYSE Section 303A. Neither the requirements of Cayman Islands law nor the Hong Kong Stock Exchange Listing Rules require such certifications. However, our CEO is required to certify in the Company’s 20-F annual report that, to his or her knowledge the information contained therein fairly represents in all material respects the financial condition and results of operation of the Company.

27	SMIC | INTERIM REPORT 2017

OTHER INFORMATION

1.	DIVIDENDS

The Board did not propose to declare an interim dividend for the six months ended June 30, 2017 (six months ended June 30, 2016: Nil).

2.	SHARE CAPITAL

During the six months ended June 30, 2017, the Company issued 4,142,430 and 3,102,735 Ordinary Shares as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “2004 Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively. During this period, there were 585,720 and 7,376,607 Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2017:
Ordinary Shares	4,650,874,001

Under the terms of the Company’s 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“RSU(s)”) to eligible participants. Each RSU represents the right to receive one Ordinary Share. RSUs granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the RSUs and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of RSUs.

SMIC | INTERIM REPORT 2017	28

3.	SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective numbers of shares in which they were interested as of June 30, 2017 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”).

	Nature of	Long/Short	Number of Ordinary Shares Held	Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company	Derivatives	Total Interest	Percentage of Total Interests to Total Issued Share Capital of the Company
Name of Shareholder	interest	Position	(Note 6)	(Note 1)	(Note 6)	(Note 6)	(Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd.	Interest of corporation controlled	Long Position	797,996,122 (Note 2)	17.16%	—	797,996,122	17.16%
China Integrated Circuit Industry Investment Fund Co., Ltd.	Interest of corporation controlled	Long Position	740,000,000 (Note 3)	15.91%	—	740,000,000	15.91%
Tsinghua University	Interest of corporation controlled	Long Position	434,825,100 (Note 4)	9.35%	—	434,825,100	9.35%
Zhao Weiguo	Interest of corporation controlled	Long Position	434,825,100 (Note 4)	9.35%	—	434,825,100	9.35%
BlackRock, Inc.	Interest of corporation controlled	Long Position	241,746,800 (Note 5)	5.20%	2,099,379	243,846,179	5.24%
		Short Position	51,799,900 (Note 5)	1.11%	3,747,200 (Note 5)	55,547,100	1.19%

Notes:

(1)	Based on 4,650,874,001 Ordinary Shares in issue as at June 30, 2017.

(2)	All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited, which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)	All such Ordinary Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of Xunxin (Shanghai) Investment Co., Ltd., which in turn is wholly-owned by China Integrated Circuit Industry Investment Fund Co., Ltd.

(4)	Tsinghua University holds 434,825,100 Ordinary Shares in long position through Tsinghua Unigroup Co., Ltd. (a 51% indirectly held subsidiary of Tsinghua University and a 49% indirectly held subsidiary of Zhao Weiguo) and another corporation controlled by it.

(5)	BlackRock, Inc. holds 241,746,800 Ordinary Shares in long position and 51,799,900 Ordinary Shares in short position through Trident Merger, LLC and BlackRock Holdco 2, Inc. (both 100% held by BlackRock, Inc.) and other corporations controlled by it. In the long position of 241,746,800 ordinary shares, 2,099,379 ordinary shares are held through physically settled derivatives. In the short position of 51,799,900 Ordinary Shares, 3,747,200 Ordinary Shares are held through cash settled derivatives.

(6)	These interests have been adjusted upon the Share Consolidation on the basis of every ten Ordinary Shares of US$0.0004 each into one Ordinary Share of US$0.004 each taking effect from December 7, 2016.

29	SMIC | INTERIM REPORT 2017

4.	DIRECTOR’S INTERESTS IN SECURITIES OF THE COMPANY

As of June 30, 2017, the interests or short positions of the Directors and Chief Executive of the Company in the Ordinary Shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO, which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code were as follows:

				Derivatives			Percentage of aggregate interests to
	Long/Short	Nature of	Number of Ordinary Shares held	Share Options	Other	Total Interest	total issued share capital
Name of Director	Position	Interests	(Note 21)	(Note 21)	(Note 21)	(Note 21)	(Note 1)
Chief Executive Officer
Zhao Haijun	Long Position	Beneficial Owner	49,311	188,233 (Note 2)	—	237,544	0.005%
Executive Directors
Zhou Zixue	Long Position	Beneficial Owner	—	2,521,163 (Note 3)	1,080,498 (Note 4)	3,601,661	0.077%
Gao Yonggang	Long Position	Beneficial Owner	—	1,964,003 (Note 5)	85,505 (Note 6)	2,049,508	0.044%
Non-executive Directors
Tzu-Yin Chiu	Long Position	Beneficial Owner	4,519,361	10,916,088 (Note 7)	3,163,977 (Note 8)	18,599,426	0.400%
Chen Shanzhi	Long Position	Beneficial Owner	—	477,187 (Note 9)	162,656 (Note 10)	639,843	0.014%
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Tong Guo Hua	Long Position	Beneficial Owner	—	187,500 (Note 11)	187,500 (Note 12)	375,000	0.008%
Independent Non-executive Directors
Lip-Bu Tan	Long Position	Beneficial Owner	115,439	591,426 (Note 13)	62,500 (Note 14)	769,365	0.017%
William Tudor Brown	Long Position	Beneficial Owner	—	449,229 (Note 15)	—	449,229	0.010%
Carmen I-Hua Chang	Long Position	Beneficial Owner	—	488,730 (Note 16)	—	488,730	0.011%
Shang-yi Chiang	Long Position	Beneficial Owner	—	187,500 (Note 17)	187,500 (Note 18)	375,000	0.008%
Jason Jingsheng Cong	Long Position	Beneficial Owner	—	187,500 (Note 19)	187,500 (Note 20)	375,000	0.008%

Notes:

(1)	Based on 4,650,874,001 Ordinary Shares in issue as at June 30, 2017.

(2)	On June 11, 2013, Dr. Zhao was granted options to purchase 1,505,854 Ordinary Shares at a price of HK$6.40 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 10, 2023 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, 1,317,621 of these options has been exercised.

SMIC | INTERIM REPORT 2017	30

(3)	On May 20, 2015, Dr. Zhou was granted options to purchase 2,521,163 Ordinary Shares at a price of HK$8.30 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(4)	On May 20, 2015, Dr. Zhou was granted an award of 1,080,498 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of June 30, 2017, 540,249 Restricted Share Units were vested.

(5)	These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 1,360,824 Ordinary Shares at a price of HK$6.24 per Ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 288,648 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(6)	On November 17, 2014, Dr. Gao was granted an award of 291,083 Restricted Share Units pursuant to the 2014 Equity Incentive Plan, consisting of (a) 240,145 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 50,938 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of June 30, 2017, a total of 205,578 Restricted Share Units were vested, and were settled in cash.

(7)	These options comprise: (a) On September 8, 2011, Dr. Chiu was granted options to purchase 8,698,753 Ordinary Shares at a price of HK$4.55 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 703,106 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 150,252 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. (d) On April 5, 2017, options to purchase 2,109,318 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. (e) On May 22, 2017, options to purchase 1,054,659 shares at a price of HK$8.48 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested on June 30, 2017 and will expire on the earlier of June 29, 2027 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, 1,800,000 of these options has been exercised.

(8)	These restricted share units comprise: (a) On May 25, 2016, 703,106 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 150,252 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 2,109,318 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested immediately. (d) On May 22, 2017, 1,054,659 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan. Dr. Chiu’s Restricted Share Units are vested on June 30, 2017 and subject to the Independent Shareholders’ approved at the EGM. As of June 30, 2017, 853,358 Restricted Share Units were exercised.

31	SMIC | INTERIM REPORT 2017

(9)	These options comprise: (a) On May 24, 2010, Dr. Chen was granted options to purchase 314,531 Ordinary Shares at a price of HK$6.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. (b) On May 25, 2016, options to purchase 98,958 shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board. (c) On September 12, 2016, options to purchase 1,198 shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board. (d) On April 5, 2017, options to purchase 62,500 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(10)	These restricted share units comprise: (a) On May 25, 2016, 98,958 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 1,198 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 62,500 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan. Dr. Chen’s Restricted Share Units are vested immediately. As of June 30, 2017, none of these RSU has been exercised.

(11)	On April 5, 2017, Dr. Tong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(12)	On April 5, 2017, Dr. Tong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of February 14, 2017, shall fully vest on February 14, 2020. As of June 30, 2017, none of these RSU has been exercised.

(13)	These options comprise (a) options granted to Mr. Tan on February 17, 2009 to purchase 100,000 Ordinary Shares at a price of HK$2.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, (b) options granted to Mr. Tan on February 23, 2010 to purchase 313,487 Ordinary Shares at a price of HK$7.7 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (c) options granted to Mr. Tan on May 25, 2016 to purchase 114,583 Shares at a price of HK$6.42 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of May 24, 2026 or 120 days after termination of his service as a Director to the Board, (d) options granted to Mr. Tan on September 12, 2016 to purchase 856 Shares at a price of HK$8.72 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options are vested immediately and will expire on the earlier of September 11, 2026 or 120 days after termination of his service as a Director to the Board, and (e) options granted to Mr. Tan on April 5, 2017 to purchase 62,500 shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan These options are vested immediately and will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(14)	These restricted share units comprise: (a) On May 25, 2016, 114,583 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (b) On September 12, 2016, 856 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. (c) On April 5, 2017, 62,500 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan. Mr. Tan’s Restricted Share Units are vested immediately. As of June 30, 2017, 115,439 Restricted Share Units were exercised.

(15)	On September 6, 2013, Mr. Brown was granted options to purchase 449,229 Ordinary Shares at a price of HK$5.62 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

SMIC | INTERIM REPORT 2017	32

(16)	On November 17, 2014, Ms. Chang was granted options to purchase 488,730 Ordinary Shares at a price of HK$8.5 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(17)	On April 5, 2017, Dr. Chiang was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(18)	On April 5, 2017, Dr. Chiang was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of December 20, 2016, shall fully vest on December 20, 2019. As of June 30, 2017, none of these RSU has been exercised.

(19)	On April 5, 2017, Dr. Cong was granted options to purchase 187,500 Ordinary Shares at a price of HK$9.834 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of April 4, 2027 or 120 days after termination of his service as a Director to the Board. As of June 30, 2017, none of these options has been exercised.

(20)	On April 5, 2017, Dr. Cong was granted an award of 187,500 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, over a period of three years at the rate of 33%, 33% and 34% of which will vest on each anniversary of February 14, 2017, shall fully vest on February 14, 2020. As of June 30, 2017, none of these RSU has been exercised.

(21)	These interests have been adjusted upon the Share Consolidation on the basis of every ten Ordinary Shares of US$0.0004 each into one Ordinary Share of US$0.004 each taking effect from December 7, 2016.

33	SMIC | INTERIM REPORT 2017

2004 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/16	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/17	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Employees	16/05/2007	5/16/2007–5/15/2017	122,828,000	$1.48	2,949,800	—	2,862,200	—	87,600	—	—	$1.56	$1.38
Others	16/05/2007	5/16/2007–5/15/2017	5,421,000	$1.48	30,000	—	30,000	—	—	—	—	$—	$1.38
Employees	28/12/2007	12/28/2007–12/27/2017	89,839,000	$1.00	769,500	—	—	—	192,700	—	576,800	$1.26	$1.04
Employees	12/02/2008	2/12/2008–2/11/2018	126,941,000	$0.83	1,293,580	—	—	—	117,050	—	1,176,530	$1.37	$0.81
Others	12/02/2008	2/12/2008–2/11/2018	600,000	$0.83	30,000	—	—	—	—	—	30,000	$—	$0.81
Employees	18/11/2008	11/18/2008–11/17/2018	117,224,090	$0.23	902,623	—	—	—	127,700	—	774,923	$1.32	$0.20
Employees	17/02/2009	2/17/2009–2/16/2019	131,943,000	$0.35	1,143,100	—	—	—	82,000	—	1,061,100	$1.24	$0.32
Lip-Bu Tan	17/02/2009	2/17/2009–2/16/2019	1,000,000	$0.35	100,000	—	—	—	—	—	100,000	$—	$0.32
Others	17/02/2009	2/17/2009–2/16/2019	400,000	$0.35	5,000	—	—	—	—	—	5,000	$—	$0.32
Employees	11/05/2009	5/11/2009–5/10/2019	24,102,002	$0.43	293,800	—	—	—	—	—	293,800	$—	$0.44
Lip Bu Tan	23/02/2010	2/23/2010–2/22/2020	3,134,877	$0.99	313,487	—	—	—	—	—	313,487	$—	$1.00
Employees	23/02/2010	2/23/2010–2/22/2020	337,089,466	$0.99	9,063,841	—	10,900	—	592,431	—	8,460,510	$1.39	$1.00
Yonggang Gao	24/05/2010	5/24/2010–5/23/2020	3,145,319	$0.82	314,531	—	—	—	—	—	314,531	$—	$0.72
Shanzhi Chen	24/05/2010	5/24/2010–5/23/2020	3,145,319	$0.82	314,531	—	—	—	—	—	314,531	$—	$0.72
Employees	24/05/2010	5/24/2010–5/23/2020	18,251,614	$0.82	154,100	—	—	—	—	—	154,100	$—	$0.72
Employees	08/09/2010	9/8/2010–9/7/2020	46,217,577	$0.67	387,031	—	—	—	53,000	—	334,031	$1.45	$0.68
Employees	12/11/2010	11/12/2010–11/11/2020	39,724,569	$0.83	1,015,515	—	—	—	103,454	—	912,061	$1.24	$0.78
Employees	31/05/2011	5/31/2011–5/30/2021	148,313,801	$0.85	4,961,834	—	282,400	—	269,041	—	4,410,393	$1.35	$0.83
Others	08/09/2011	9/8/2011–9/7/2021	21,746,883	$0.58	624,688	—	—	—	30,000	—	594,688	$1.53	$0.56
Tzu Yin Chiu	08/09/2011	9/8/2011–9/7/2021	86,987,535	$0.58	6,898,753	—	—	—	—	—	6,898,753	$—	$0.56
Employees	08/09/2011	9/8/2011–9/7/2021	42,809,083	$0.58	582,200	—	1,925	—	22,900	—	557,375	$1.37	$0.56
Employees	17/11/2011	11/17/2011–11/16/2021	16,143,147	$0.51	351,827	—	1,800	—	18,998	—	331,029	$1.39	$0.51
Employees	22/05/2012	5/22/2012–5/21/2022	252,572,706	$0.45	9,593,346	—	1,600	—	702,380	—	8,889,366	$1.35	$0.45
Senior Management	22/05/2012	5/22/2012–5/21/2022	5,480,000	$0.45	96,000	—	—	—	—	—	96,000	$—	$0.45
Employees	12/09/2012	9/12/2012–9/11/2022	12,071,250	$0.37	197,031	—	2,200	—	15,350	—	179,481	$1.31	$0.37
Senior Management	12/09/2012	9/12/2012–9/11/2022	3,500,000	$0.37	350,000	—	—	—	215,000	—	135,000	$1.08	$0.37
Employees	15/11/2012	11/15/2012–11/14/2022	18,461,000	$0.47	367,215	—	1,662	—	21,887	—	343,666	$1.27	$0.47
Employees	07/05/2013	5/7/2013–5/6/2023	24,367,201	$0.76	905,737	—	495	—	73,809	—	831,433	$1.25	$0.77
Employees	11/06/2013	6/11/2013–6/10/2023	102,810,000	$0.82	5,907,832	—	10,979	—	392,199	—	5,504,654	$1.31	$0.79
Senior Management	11/06/2013	6/11/2013–6/10/2023	74,755,756	$0.82	1,957,194	—	—	—	598,951	—	1,358,243	$1.03	$0.79
Yonggang Gao	17/06/2013	6/17/2013–6/16/2023	13,608,249	$0.80	1,360,824	—	—	—	—	—	1,360,824	$—	$0.78
Others	17/06/2013	6/17/2013–6/16/2023	4,490,377	$0.80	336,778	—	—	—	336,778	—	—	$1.29	$0.78
WILLIAM TUDOR BROWN	06/09/2013	9/6/2013–9/5/2023	4,492,297	$0.72	449,229	—	—	—	—	—	449,229	$—	$0.73
Employees	06/09/2013	9/6/2013–9/5/2023	22,179,070	$0.72	750,015	—	2,291	—	35,840	—	711,884	$1.32	$0.73
Employees	04/11/2013	11/4/2013–11/3/2023	19,500,000	$0.74	721,138	—	4,762	—	53,362	—	663,014	$1.11	$0.72
					55,492,080	—	3,213,214	—	4,142,430	—	48,136,436

SMIC | INTERIM REPORT 2017	34

2004 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share	RSUs Outstanding as of 12/31/16	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period*	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 6/30/17	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)								(USD)	(USD)
Employees	11/06/2013	6/11/2013–6/10/2023	133,510,000	$0.00	2,796,250	—	13,750	—	2,782,500	—	—	$1.29	$0.79
Senior Management	11/06/2013	6/11/2013–6/10/2023	17,826,161	$0.00	320,235	—	—	—	320,235	—	—	$1.29	$0.79
					3,116,485	—	13,750	—	3,102,735	—	—

2014 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/16	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/17	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Yonggang Gao	12/06/2014	6/12/2014–6/11/2024	2,886,486	$0.82	288,648	—	—	—	—	—	288,648	$—	$0.82
Employees	12/06/2014	6/12/2014–6/11/2024	26,584,250	$0.82	1,269,349	—	17,625	—	252,423	—	999,301	$1.31	$0.82
Carmen I-Hua Chang	17/11/2014	11/17/2014–11/16/2024	4,887,303	$1.09	488,730	—	—	—	—	—	488,730	$—	$1.10
Senior Management	17/11/2014	11/17/2014–11/16/2024	11,758,249	$1.09	582,778	—	—	—	—	—	582,778	$—	$1.10
Employees	17/11/2014	11/17/2014–11/16/2024	107,881,763	$1.09	7,761,395	—	82,269	—	288,459	—	7,390,667	$1.34	$1.10
Employees	24/02/2015	2/24/2015–2/23/2025	12,293,017	$0.91	1,087,550	—	—	—	10,334	—	1,077,216	$1.22	$0.88
Employees	20/05/2015	5/20/2015–5/19/2025	12,235,000	$1.06	930,622	—	35,583	—	18,667	—	876,372	$1.50	$1.05
Zi Xue Zhou	20/05/2015	5/20/2015–5/19/2025	25,211,633	$1.06	2,521,163	—	—	—	—	—	2,521,163	$—	$1.05
Employees	11/09/2015	9/11/2015–9/10/2025	1,120,000	$0.89	72,400	—	—	—	—	—	72,400	$—	$0.91
Employees	25/05/2016	5/25/2016–5/24/2026	5,146,000	$0.82	426,000	—	—	—	15,837	—	410,163	$1.22	$0.83
Lip Bu Tan	25/05/2016	5/25/2016–5/24/2026	1,145,833	$0.82	114,583	—	—	—	—	—	114,583	$—	$0.83
Shanzhi Chen	25/05/2016	5/25/2016–5/24/2026	989,583	$0.82	98,958	—	—	—	—	—	98,958	$—	$0.83
Tzu Yin Chiu	25/05/2016	5/25/2016–5/24/2026	7,031,061	$0.82	703,106	—	—	—	—	—	703,106	$—	$0.83
Senior Management	25/05/2016	5/25/2016–5/24/2026	280,000	$0.82	28,000	—	—	—	—	—	28,000	$—	$0.83
Lip Bu Tan	12/09/2016	9/12/2016–9/11/2026	8,561	$1.12	856	—	—	—	—	—	856	$—	$1.13
Shanzhi Chen	12/09/2016	9/12/2016–9/11/2026	11,986	$1.12	1,198	—	—	—	—	—	1,198	$—	$1.13
Tzu Yin Chiu	12/09/2016	9/12/2016–9/11/2026	1,502,528	$1.12	150,252	—	—	—	—	—	150,252	$—	$1.13
Senior Management	12/09/2016	9/12/2016–9/11/2026	4,574,317	$1.12	457,431	—	—	—	—	—	457,431	$—	$1.13
Employees	18/11/2016	11/18/2016–11/17/2026	76,650	$1.38	7,665	—	—	—	—	—	7,665	$—	$1.31
GUO HUA TONG	05/04/2017	4/5/2017–4/4/2027	187,500	$1.26	—	187,500	—	—	—	—	187,500	$—	$1.24
JASON CONG	05/04/2017	4/5/2017–4/4/2027	187,500	$1.26	—	187,500	—	—	—	—	187,500	$—	$1.24
Lip-Bu Tan	05/04/2017	4/5/2017–4/4/2027	62,500	$1.26	—	62,500	—	—	—	—	62,500	$—	$1.24
SHANG-YI CHIANG	05/04/2017	4/5/2017–4/4/2027	187,500	$1.26	—	187,500	—	—	—	—	187,500	$—	$1.24
Shanzhi Chen	05/04/2017	4/5/2017–4/4/2027	62,500	$1.26	—	62,500	—	—	—	—	62,500	$—	$1.24
Tzu Yin Chiu	05/04/2017	4/5/2017–4/4/2027	2,109,318	$1.26	—	2,109,318	—	—	—	—	2,109,318	$—	$1.24
Employees	22/05/2017	5/22/2017–5/21/2027	345,000	$1.09	—	345,000	—	—	—	—	345,000	$—	$1.07
Tzu Yin Chiu	22/05/2017	5/22/2017–5/21/2027	1,054,659	$1.09	—	1,054,659	—	—	—	—	1,054,659	$—	$1.07
					16,990,684	4,196,477	135,477	—	585,720	—	20,465,964

35	SMIC | INTERIM REPORT 2017

2014 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share	RSUs Outstanding as of 12/31/16	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 6/30/17	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)								(USD)	(USD)
Yonggang Gao	17/11/2014	2014/11/17–2024/11/16	2,910,836	$0.00	85,505	—	—	—	—	—	85,505	$1.17	$1.10
Senior Management	17/11/2014	2014/11/17–2024/11/16	2,476,456	$0.00	123,822	—	—	—	5,800	—	118,022	$1.29	$1.10
Employees	17/11/2014	2014/11/17–2024/11/16	109,339,600	$0.00	4,894,837	—	50,711	—	2,441,824	—	2,402,302	$1.29	$1.10
Employees	20/05/2015	5/20/2015–5/19/2025	134,008,000	$0.00	9,316,050	—	112,725	—	3,099,525	—	6,103,800	$1.29	$1.05
Zi Xue Zhou	20/05/2015	5/20/2015–5/19/2025	10,804,985	$0.00	1,080,498	—	—	—	—	—	1,080,498	$1.29	$1.05
Employees	11/09/2015	9/11/2015–9/10/2025	1,640,000	$0.00	93,000	—	—	—	21,000	—	72,000	$1.15	$0.91
Employees	23/11/2015	11/23/2015–11/22/2025	400,000	$0.00	30,000	—	—	—	—	—	30,000	$—	$1.11
Employees	25/05/2016	5/25/2016–5/24/2026	68,070,000	$0.00	6,635,400	—	57,000	—	1,643,850	—	4,934,550	$1.29	$0.83
Shanzhi Chen	25/05/2016	5/25/2016–5/24/2026	989,583	$0.00	98,958	—	—	—	—	—	98,958	$—	$0.83
Senior Management	25/05/2016	5/25/2016–5/24/2026	220,000	$0.00	22,000	—	—	—	5,500	—	16,500	$1.29	$0.83
Lip-Bu Tan	12/09/2016	9/12/2016–9/11/2026	8,561	$0.00	856	—	—	—	856	—	—	$—	$1.13
Tzu Yin Chiu	12/09/2016	9/12/2016–9/11/2026	1,502,528	$0.00	150,252	—	—	—	150,252	—	—	$—	$1.13
Shanzhi Chen	12/09/2016	9/12/2016–9/11/2026	11,986	$0.00	1,198	—	—	—	—	—	1,198	$—	$1.13
Employees	12/09/2016	9/12/2016–9/11/2026	1,560,000	$0.00	156,000	—	—	—	8,000	—	148,000	$1.17	$1.13
Senior Management	12/09/2016	9/12/2016–9/11/2026	4,574,317	$0.00	457,431	—	—	—	—	—	457,431	$—	$1.13
Employees	18/11/2016	11/18/2016–11/17/2026	2,268,600	$0.00	226,860	—	40,000	—	—	—	186,860	$—	$1.31
Employees	05/04/2017	4/5/2017–4/4/2027	376,000	$0.00	—	376,000	32,000	—	—	—	344,000	$—	$1.24
GUO HUA TONG	05/04/2017	4/5/2017–4/4/2027	187,500	$0.00	—	187,500	—	—	—	—	187,500	$—	$1.24
JASON CONG	05/04/2017	4/5/2017–4/4/2027	187,500	$0.00	—	187,500	—	—	—	—	187,500	$—	$1.24
Lip-Bu Tan	05/04/2017	4/5/2017–4/4/2027	62,500	$0.00	—	62,500	—	—	—	—	62,500	$1.56	$1.24
SHANG-YI CHIANG	05/04/2017	4/5/2017–4/4/2027	187,500	$0.00	—	187,500	—	—	—	—	187,500	$—	$1.24
Shanzhi Chen	05/04/2017	4/5/2017–4/4/2027	62,500	$0.00	—	62,500	—	—	—	—	62,500	$1.56	$1.24
Tzu Yin Chiu	05/04/2017	4/5/2017–4/4/2027	2,109,318	$0.00	—	2,109,318	—	—	—	—	2,109,318	$1.56	$1.24
Employees	22/05/2017	5/22/2017–5/21/2027	7,469,000	$0.00	—	7,469,000	38,600	—	—	—	7,430,400	$—	$1.07
Tzu Yin Chiu	22/05/2017	5/22/2017–5/21/2027	1,054,659	$0.00	—	1,054,659	—	—	—	—	1,054,659	$1.08	$1.07
					23,372,667	11,696,477	331,036	—	7,376,607	—	27,361,501

SHARE OPTION PLAN FOR SUBSIDIARIES

Date Granted	No of Options of the Subsidiary Granted	Exercise Price per Share	Options of the Subsidiary Outstanding as of 12/31/16	Additional Options Granted During Period	Options of the Subsidiary Exercised During Period	Options of the Subsidiary Lapsed	Options of the Subsidiary Outstanding as of 06/30/17
		(USD)
1/4/2015	4,560,000	$0.05	3,730,000	—	—	—	3,730,000
5/4/2015	1,380,000	$0.06	1,330,000	—	—	—	1,330,000
9/15/2015	2,390,000	$0.08	1,840,000	—	—	—	1,840,000
12/27/2016	7,698,750	$0.31	7,698,750	—	—	315,000	7,383,750
Total	16,028,750		14,598,750	—	—	315,000	14,283,750

SMIC | INTERIM REPORT 2017	36

5.	REPURCHASE SALE OR REDEMPTION OF SECURITIES

The Company exercised its right to redeem the US$200.0 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95.0 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds were carried out. The Company delisted of the Bonds from the Singapore Exchange Securities Trading Limited.

For the six months ended June 30, 2017, neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company’s securities.

6.	UPDATES TO INFORMATION RELATING TO DIRECTORS AND CHIEF EXECUTIVE

Changes in, and updates to, previously disclosed information relating to the Directors and Chief Executive

As required under Rules 13.51B of the Hong Kong Stock Exchange Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors and chief executive during their respective terms of office are set out below:

•	With effect from February 14, 2017:

o	Dr. Tong Guohua has been appointed as a member of the Compensation Committee of the Company;

o	Dr. Shang-yi Chiang has been appointed as a member of the Compensation Committee of the Company;

o	Mr. Lip-Bu Tan has ceased to be the Chairman of the Compensation Committee, and will continue to serve as a member of the Compensation Committee of the Company; and

o	Mr. William Tudor Brown has been appointed as the Chairman of the Compensation Committee of the Company.

•	Dr. Tzu-Yin Chiu stepped down from the position of Chief Executive Officer of the Company on May 10, 2017. He was appointed as the non-executive Vice Chairman of the Board of Directors of the Company and re-designated as a Non-Executive Director on May 11, 2017.

•	Dr. Gao Yonggang was appointed as one of the Joint Company Secretaries and authorized representative of the Company under Rule 3.05 of the Hong Kong Stock Exchange Listing Rules on July 3, 2017.

•	Mr. Lip-Bu Tan did not offer himself for re-election to the Board of Directors of Ambarella Corp. and his term with the Board of Ambarella Corp. expired on June 7, 2017.

37	SMIC | INTERIM REPORT 2017

7.	WAIVER FROM COMPLIANCE WITH THE HONG KONG STOCK EXCHANGE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Hong Kong Stock Exchange Listing Rules which are still in effect.

8.	REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company the accounting principles and practices accepted by the Company and the interim report with the unaudited interim financial statements of the Company for the six months ended June 30, 2017.

By order of the Board of Directors

Semiconductor Manufacturing International Corporation

Dr. Haijun Zhao

Chief Executive Officer

Shanghai, PRC

August 30, 2017

SMIC | INTERIM REPORT 2017	38

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2017 and 2016

(In USD’000, except per share data)

	Six months ended
	Notes	06/30/17	06/30/16
		(unaudited)	(unaudited)
Revenue	6	1,544,278	1,324,533
Cost of sales		(1,129,327)	(952,967)
Gross profit		414,951	371,566
Research and development expenses, net		(218,963)	(118,024)
Sales and marketing expenses		(19,816)	(17,938)
General and administration expenses		(93,593)	(60,988)
Other operating income (expense), net	7	16,439	6,940
Profit from operation		99,018	181,556
Interest income		12,248	3,524
Finance costs	8	(21,507)	(12,548)
Foreign exchange gains or losses		(10,201)	153
Other gains or losses, net	9	29,287	(15,907)
Share of loss of investment using equity method		(7,658)	(9,490)
Profit before tax	10	101,187	147,288
Income tax expense	11	(3,658)	(1,035)
Profit for the period		97,529	146,253
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		9,069	(7,326)
Change in value of available-for-sale financial assets		(1,859)	(476)
Cash flow hedges	24	30,118	—
Others		(131)	4
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans		88	—
Total comprehensive income (loss) for the period		134,814	138,455
Profit (loss) for the period attributable to:
Owners of the Company		106,062	159,061
Non-controlling interests		(8,533)	(12,808)
		97,529	146,253
Total comprehensive income (loss) for the period attributable to:
Owners of the Company		142,897	151,267
Non-controlling interests		(8,083)	(12,812)
		134,814	138,455
Earnings per share*
Basic	13	$0.02	$0.04
Diluted	13	$0.02	$0.04

*	The basic and diluted earnings per share for the prior period have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

39	SMIC | INTERIM REPORT 2017

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At June 30, 2017 and December 31, 2016

(In USD’000)

	Notes	06/30/17	12/31/16
		(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment	15	6,482,526	5,687,357
Land use right		98,604	99,267
Intangible assets		234,976	248,581
Investments in associates	16	737,111	240,136
Investments in joint ventures	17	14,588	14,359
Deferred tax assets		46,538	45,981
Derivative financial instrument		—	32,894
Other financial assets	20	4,120	—
Restricted cash	21	12,788	20,080
Other assets		31,374	42,870
Total non-current assets		7,662,625	6,431,525
Current assets
Inventories	18	577,179	464,216
Prepayment and prepaid operating expenses		53,061	27,649
Trade and other receivables	19	722,911	645,822
Other financial assets	20	516,002	31,543
Restricted cash	21	344,100	337,699
Cash and cash equivalent		876,118	2,126,011
		3,089,371	3,632,940
Assets classified as held-for-sale	14	49,654	50,813
Total current assets		3,139,025	3,683,753
Total assets		10,801,650	10,115,278
Equity and liabilities
Capital and reserves
Ordinary shares	22	18,603	17,012
Share premium		4,474,996	4,950,948
Reserves		100,736	93,563
Retained earnings (accumulated deficit)		106,062	(910,849)
Equity attributable to owners of the Company		4,700,397	4,150,674
Non-controlling interests		1,244,687	1,252,553
Total equity		5,945,084	5,403,227
Non-current liabilities
Borrowings	26	1,456,108	1,233,594
Convertible bonds	27	402,549	395,210
Bonds payable	29	495,789	494,909
Medium-term notes	28	219,370	214,502
Deferred tax liabilities		18,353	15,382
Deferred government funding		305,998	265,887
Other financial liabilities	30	27,792	74,170
Other liabilities	31	29,771	37,497
Total non-current liabilities		2,955,730	2,731,151
Current liabilities
Trade and other payables	25	1,268,158	940,553
Borrowings	26	305,898	209,174
Short-term notes		—	86,493
Convertible bonds	27	—	391,401
Deferred government funding		146,071	116,021
Accrued liabilities		179,597	230,450
Other financial liabilities	30	—	6,348
Current tax liabilities		1,112	460
Total current liabilities		1,900,836	1,980,900
Total liabilities		4,856,566	4,712,051
Total equity and liabilities		10,801,650	10,115,278

SMIC | INTERIM REPORT 2017	40

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2017 and 2016

(In USD’000)

					Change
					in value
			Equity-		of
			settle	Foreign	available-	Convertible	Defined			Retained
			employee	currency	for-sale	bonds	benefit	Cash		earnings	Attributable	Non-
	Ordinary	Share	benefits	translation	financial	equity	plan	flow		(accumulated	to owner of	controlling	Total
	shares	premium	reserve	reserve	assets	reserve	reserve	hedges	Others	deficit)	the Company	interest	equity

	(Note 22)		(Note 23)			(Note 27)		(Note 24)
Balance at December 31, 2015 (audited)	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	130	(1,287,479)	3,729,856	460,399	4,190,255
Profit for the period	—	—	—	—	—	—	—	—	—	159,061	159,061	(12,808)	146,253
Other comprehensive income (losses) for the period	—	—	—	(7,326)	(472)	—	—	—	4	—	(7,794)	(4)	(7,798)
Total comprehensive income (losses) for the period	—	—	—	(7,326)	(472)	—	—	—	4	159,061	151,267	(12,812)	138,455
Exercise of stock options		10,524	(9,902)	—	—	—	—	—	—	—	668	—	668
Share-based compensation	—	—	7,960	—	—	—	—	—	—	—	7,960	103	8,063
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	636,000	636,000
Subtotal		10,524	(1,942)	—	—	—	—	—	—	—	8,628	636,103	644,731
Balance at June 30, 2016 (unaudited)	16,876	4,914,385	68,517	(11,282)	(25)	29,564	—	—	134	(1,128,418)	3,889,751	1,083,690	4,973,441
Balance at December 31, 2016 (audited)	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	131	(910,849)	4,150,674	1,252,553	5,403,227
Profit for the period	—	—	—	—	—	—	—	—	—	106,062	106,062	(8,533)	97,529
Other comprehensive income (losses) for the period	—	—	—	8,600	(1,840)	—	88	30,118	(131)	—	36,835	450	37,285
Total comprehensive income (losses) for the period	—	—	—	8,600	(1,840)	—	88	30,118	(131)	106,062	142,897	(8,083)	134,814
Exercise of stock options		15,380	(11,767)	—	—	—	—	—	—	—	3,673	—	3,673
Share-based compensation	—	—	10,848	—	—	—	—	—	—	—	10,848	217	11,065
Conversion options of convertible bonds exercised during the period	1,531	419,517	—	—	—	(28,743)	—	—	—	—	392,305	—	392,305
Share premium reduction*	—	(910,849)	—	—	—	—	—	—	—	910,849	—	—	—
Subtotal	1,591	(475,952)	(919)	—	—	(28,743)	—	—	—	910,849	406,826	217	407,043
Balance at June 30, 2017 (unaudited)	18,603	4,474,996	64,784	(13,487)	(595)	52,935	1,608	(4,509)	—	106,062	4,700,397	1,244,687	5,945,084

*	In the first half of 2017, the Board proposed to reduce the amount standing to the credit of the share premium account of the Company by an amount of US$910.8 million and to apply such amount to eliminate the accumulated losses of the Company as of December 31, 2016. The proposed share premium reduction has been approved by the shareholders at the Annual General Meeting held on June 23, 2017.

41	SMIC | INTERIM REPORT 2017

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2017 and 2016

(In USD’000)

	Six months ended
	06/30/17	06/30/16
	(unaudited)	(unaudited)
Cash flow from operating activities
Cash generated from operations	415,501	386,617
Interest paid	(31,554)	(16,873)
Interest received	8,517	3,165
Income taxes paid	(322)	(755)
Net cash from operating activities	392,142	372,154
Cash flow from investing activities:
Payments for property, plant and equipment	(1,239,784)	(1,511,323)
Payments for intangible assets	(29,128)	(37,012)
Net changes in restricted cash relating to investing activities	63,361	(288)
Payments to acquire financial assets	(643,470)	(378,518)
Proceeds on sale of financial assets	162,438	359,675
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	259,054	5,098
Proceeds from disposal of available-for-sale investment	—	3,083
Payments to acquire long-term investment	(422,748)	(64,650)
Payment for business combination	—	(3,391)
Net cash used in investing activities	(1,850,277)	(1,627,326)
Cash flow from financing activities:
Proceeds from borrowings	529,558	1,026,044
Repayment of borrowings	(238,525)	(134,770)
Proceeds from issuance of medium-term and short-term notes	—	316,627
Repayment of short-term notes	(87,858)	—
Proceeds from exercise of employee stock options	3,673	668
Proceeds from non-controlling interest — capital contribution	—	636,000
Net cash from financing activities	206,848	1,844,569
Net (decrease) increase in cash and cash equivalents	(1,251,287)	589,397
Cash and cash equivalent, beginning of period	2,126,011	1,005,201
Effects of exchange rate changes on the balance of cash held in foreign currencies	1,394	(7,927)
Cash and cash equivalent, end of period	876,118	1,586,671

SMIC | INTERIM REPORT 2017	42

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2017

1.	GENERAL INFORMATION

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempted company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. SMIC is an investment holding company. SMIC and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks.

2.	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB“) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The interim condensed consolidated financial statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016, which have been prepared in account with IFRSs.

3.	PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

The accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2017 are the same as those followed in the preparation of the Group’s annual financial statements as of and for the year ended December 31, 2016.

Amendments to IFRS and IAS effective for the financial year Beginning January 1, 2017 do not have a material impact on the Group.

4.	ESTIMATES

The preparation of condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements for the year ended December 31, 2016.

43	SMIC | INTERIM REPORT 2017

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2016.

There have been no changes in the risk management department since December 31, 2016 or in any risk management policies since December 31, 2016.

6.	SEGMENT INFORMATION

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external
	customers
	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
United States(2)	618,058	369,205
Mainland China and Hong Kong	710,040	658,453
Eurasia(1)	216,180	296,875
	1,544,278	1,324,533

(1)	Not including Mainland China and Hong Kong

(2)	Presenting the revenue to those companies whose headquarters are in the United States, but ultimately selling products to their global customers.

SMIC | INTERIM REPORT 2017	44

6.	SEGMENT INFORMATION (CONTINUED)

The Group’s operating revenue by product and service type is detailed below:

	Revenue from external customers
	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
Sales of wafers	1,496,585	1,268,195
Mask making, testing and others	47,693	56,338
	1,544,278	1,324,533

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expands its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	06/30/17	12/31/16
	USD’000	USD’000
United States	56	69
Europe*	137,431	125,339
Taiwan	83	97
Hong Kong	2,720	2,839
Mainland China*	6,342,236	5,559,013
	6,482,526	5,687,357

*	Fabrication facilities are owned and operated only in Mainland China and Italy.

45	SMIC | INTERIM REPORT 2017

7.	OTHER OPERATING INCOME (EXPENSE), NET

	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	2,286	5,204
Government funding	14,153	1,726
Others	—	10
	16,439	6,940

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2017 was primarily arising from a sales and leaseback transaction of property, plant and equipment with Sino IC Leasing (Tianjin) Co., Ltd. Please refer to Note 34 for details.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2016 was primarily arising from the sales of the staff living quarters in Beijing to employees.

8.	FINANCE COSTS

	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	6,920	6,416
— not wholly repayable within five years	2,234	1,361
Interest on finance leases	117	—
Interest on convertible bonds	8,244	6,784
Interest on corporate bonds	11,193	11,154
Interest on short-term notes	1,164	225
Interest on medium-term notes	4,012	691
Total interest expense for financial liabilities not classified as at fair value through profit or loss (“FVTPL”)	33,884	26,631
Less: amounts capitalized	(12,377)	(14,083)
	21,507	12,548

The weighted average interest rate on funds borrowed generally is 2.36% per annum (six months ended June 30, 2016: 2.82% per annum).

SMIC | INTERIM REPORT 2017	46

9.	OTHER GAINS AND LOSSES, NET

For the six months ended June 30, 2017, other gains or losses, the net gain was US$29.3 million, within which the gain of fair value of the financial products were US$0.4 million, the gain of fair value of the derivative financial instrument was US$1.5 million, the gain of fair value of the cross currency swap contracts were US$0.2 million, the gain of fair value of the forward contracts were US$2.0 million and the gain arising from the disposal agreement and the subscription agreement (see Note 16) entered by Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) (an indirectly wholly-owned subsidiary of the Company) and Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”) were US$18.5 million.

For the six months ended June 30, 2016, other gains or losses, the net loss was US$15.9 million, within which the gain of fair value of the financial products were US$2.5 million, the loss of fair value of the derivative financial instrument was US$5.6 million and the changes of fair value of the cross currency swap contracts were US$16.8 million loss.

10.	PROFIT BEFORE TAX

	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
Profit before tax has been arrived at after taking into account:
Depreciation and amortization of property, plant and equipment	443,400	301,558
Amortization of land use rights	1,124	678
Amortization of acquired intangible assets	31,921	26,356
Impairment loss recognized on inventory	31,137	13,175
Impairment loss recognized (reversal) in respect of trade and other receivables	2,535	(490)
Foreign exchange gains or losses	10,201	(153)

47	SMIC | INTERIM REPORT 2017

11.	INCOME TAX EXPENSE

	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
Current tax — Enterprise Income Tax	1,117	22
Current tax — Land Appreciation Tax	127	670
Deferred tax	2,414	343
Total income tax expense	3,658	1,035

Under the Law of the People’s Republic of China (the “PRC”) on Enterprise Income Tax, or the EIT Law (became effective on January 1, 2008), the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation.

The EIT Law applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non- tax resident enterprise, except where a special preferential rate applies. In addition, according to the law of Italy on enterprise income tax, the enterprise income tax (IRES) rate is 24%.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

SMIC | INTERIM REPORT 2017	48

11.	INCOME TAX EXPENSE (CONTINUED)

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

On May 4, 2016, State Tax Bureau, Ministry of Finance and other joint ministries issued Caishui [2016] No. 49 (“Circular No. 49”), which highlights the implementation of the record-filing system, clarification on certain criteria for tax incentive entitlement and establishment of a post-record filing examination mechanism and enhancement of post-administration.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS is 15% in 2017 (2016: 15%).

2)	Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022.

49	SMIC | INTERIM REPORT 2017

11.	INCOME TAX EXPENSE (CONTINUED)

3)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024. After that, the income tax rate will be 15%.

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Circular No. 27, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of June 30, 2017 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC are subject to income tax rate of 25%. Under the law of Italy on enterprise income tax, LFoundry S.r.l’s (“LFoundry”, a majority-owned subsidiary in Avezzano, Italy) income tax (IRES) rate is 24%.

12.	DIVIDEND

The Board did not recommend the payment of any dividend for the six months ended June 30, 2017 (six months ended June 30, 2016: Nil).

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/17	06/30/16*
	USD	USD
Basic earnings per share	0.02	0.04
Diluted earnings per share	0.02	0.04

*	The basic and diluted earnings per share for the prior period have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

SMIC | INTERIM REPORT 2017	50

13.	EARNINGS PER SHARE (CONTINUED)

	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
Earnings
Earnings used in the calculation of basic earnings per share	106,062	159,061
Interest expense from convertible bonds	8,244	6,784
Earnings used in the calculation of diluted earnings per share	114,306	165,845
Weighted average numbers of shares*
Weighted average number of ordinary shares used in the calculation of basic earnings per share	4,566,648,399	4,213,320,657
Effect of dilutive potential ordinary shares
Employee option and restricted share units	43,424,095	28,400,453
Convertible bonds	455,004,655	393,257,099
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	5,065,077,149	4,634,978,209

For the six months ended June 30, 2017, the Group had 4,325,059 (six months ended June 30, 2016: 35,284,759) weighted average outstanding employee stock options which were excluded from the calculation of diluted earnings per share because the exercise price was greater than the average market price of the ordinary shares.

*	The weighted average numbers of shares for the prior period have been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

14.	ASSETS CLASSIFIED AS HELD FOR SALE

	06/30/17	12/31/16
	USD’000	USD’000
Assets related to employee’s living quarters	49,654	50,813

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

51	SMIC | INTERIM REPORT 2017

15.	PROPERTY, PLANT AND EQUIPMENT

Construction in progress

The construction in progress balance of approximately US$1,980.6 million as of June 30, 2017, primarily consisted of US$1,140.7 million of the manufacturing equipment acquired to further expand the production capacity at two 300mm fabs in Beijing, US$175.0 million of the manufacturing equipment acquired to further expand the production capacity at the 300mm fab in Shanghai and the investment of a new Shanghai project, US$479.9 million was for our new project in Shenzhen, US$83.8 million of the manufacturing equipment acquired to enhance our portfolio of comprehensive foundry solutions, US$18.3 million of machinery and equipment acquired to more research and development activities at the subsidiary, SMIC Advanced Technology Research & Development (Shanghai) Corporation in Shanghai. In addition, US$82.9 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2017.

Impairment losses recognized in the period

The Group did not record any impairment loss of property, plant and equipment for the six months ended June 30, 2017 and 2016.

Assets pledged as security

As of June 30, 2017, property, plant and equipment with carrying amount of approximately US$576.2 million (December 31, 2016: approximately US$631.4 million) have been pledged to secure borrowings of the Group (see Note 26) under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

SMIC | INTERIM REPORT 2017	52

16.	INVESTMENTS IN ASSOCIATES

Details of the Group’s associates, which are all unlisted companies except for JCET listed on the Shanghai Stock Exchange, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Percentage of ownership interest and voting power held by the Group
			06/30/17	12/31/16
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.3%	47.3%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)***	Jiangsu, PRC	Ordinary	—	19.6%
Jiangsu Changjiang Electronics Technology Co., Ltd (“JECT”)***	Jiangsu, PRC	Ordinary	14.3%	NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	11.4%*	11.4%*
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	30.0%	30.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)**	Beijing, PRC	Ordinary	32.6%	32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)**	Shanghai, PRC	Ordinary	33.0%	33.0%
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)**	Shanghai, PRC	Ordinary	66.2%*	66.2%*
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”)**	Jiangsu, PRC	Ordinary	44.8%	44.8%
Juyuan Juxin Integrated Circuit Fund (“Juyuan Juxin”)**	Shanghai, PRC	Ordinary	31.6%	40.9%

53	SMIC | INTERIM REPORT 2017

16.	INVESTMENTS IN ASSOCIATES (CONTINUED)

*	In accordance with investment agreements, the Group has significant influence over Sino IC Leasing and Fortune-Tech Zaixing.

**	The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of the Company. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The Group’s joint ventures invested indirectly through the Fund are disclosed in Note 17.

***	On April 27, 2016, SilTech Shanghai and JCET entered into a disposal agreement (the “Disposal Agreement”), pursuant to which SilTech Shanghai agreed to sell its 19.61% ownership interest in Changjiang Xinke to JCET in consideration of RMB664.0 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement (the “Subscription Agreement”), pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655.0 million in cash. On May 10, 2017, the Company was notified by JCET that the China Securities Regulatory Commission has granted approval for this transaction, and the Disposal Agreement and the Subscription Agreement became effective accordingly. On June 19, 2017, the transactions were completed and SMIC became the single largest shareholder of JCET. The Group recorded its ownership interest of JCET as investment in associate due to its right to nominate directors of JCET’s board.

Above associates are accounted for using the equity method in these condensed consolidated financial statements.

17.	INVESTMENTS IN JOINT VENTURES

Details of the Group’s joint ventures, which are all unlisted companies invested directly through China IC Capital Co., Ltd, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Percentage of ownership interest and voting power held by the Group
			06/30/17	12/31/16
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	49.0%
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	42.0%	42.0%

SMIC | INTERIM REPORT 2017	54

18.	INVENTORIES

	06/30/17	12/31/16
	USD’000	USD’000
Raw materials	136,321	126,526
Work in progress	328,493	280,216
Finished goods	112,365	57,474
	577,179	464,216

19.	TRADE AND OTHER RECEIVABLES

	06/30/17	12/31/16
	USD’000	USD’000
Trade receivables	490,875	491,018
Allowance for doubtful debts	(4,026)	(1,491)
	486,849	489,527
Other receivables and refundable deposits	236,062	156,295
	722,911	645,822

The Group determines credit terms ranging generally from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The following is analysis of trade receivables presented based on the invoice date at the end of the reporting period:

	06/30/17	12/31/16
	USD’000	USD’000
Within 30 days	273,348	274,087
Between 31–60 days	151,116	179,453
Over 60 days	66,411	37,478
Total	490,875	491,018

The following is analysis of trade receivables (net of allowance for doubtful debt) by age, presented based on due date:

	06/30/17	12/31/16
	USD’000	USD’000
Current	409,850	444,145
Past due but not impaired
Within 30 days	51,639	34,872
Between 31–60 days	14,082	8,875
Over 60 days	11,278	1,635
Total	486,849	489,527

55	SMIC | INTERIM REPORT 2017

20.	OTHER FINANCIAL ASSETS

	06/30/17	12/31/16
	USD’000	USD’000
Non-current
Derivatives
Cross currency swap contracts — cash flow hedges	4,120	—
Current
Derivatives
Foreign currency forward contracts	1,951	—
Cross currency swap contracts — cash flow hedges	636	—
Short-term investments
Financial products sold by banks	86,763	24,931
Bank deposits will mature over 3 months	426,652	6,612
	516,002	31,543

21.	RESTRICTED CASH

	06/30/17	12/31/16
	USD’000	USD’000
Restricted cash
Non-current	12,788	20,080
Current	344,100	337,699
	356,888	357,779

1)	Restricted cash — non current

As of June 30, 2017, the non-current restricted cash consisted of US$12.8 million (EUR11.2 million), of bank time deposits (December 31, 2016: US$20.1 million) pledged against long-term borrowings from MPS Capital Services S.p.A. of US$1.3 million (EUR1.1 million) and from Cassa Depositie Prestiti of US$11.5 million (EUR10.1 million).

2)	Restricted cash — current

As of June 30, 2017, the current restricted cash consisted of US$8.1 million of bank time deposits (December 31, 2016: US$2.9 million), within which US$1.7 million was pledged against letters of credit and short-term borrowings, US$5.3 million (EUR4.7 million) was pledged against long-term borrowing current portions from MPS Capital Services S.p.A. of US$0.5 million (EUR0.5 million) and from Cassa Depositie Prestiti of US$4.8 million (EUR4.2 million), and US$1.1 million (EUR1.0 million) was related to a security deposit made with the Abruzzo Regional Government for the Integrated Environmental Authorization associated with the treatment plant for some special waste.

As of June 30, 2017, the current restricted cash consisted of US$232.4 million (December 31, 2016: US$191.9 million) of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of June 30, 2017, the current restricted cash of US$103.6 million (December 31, 2016: US$142.9 million) was from low interest cost entrusted loans granted by CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Group expects to spend the restricted cash within the next 12 months.

SMIC | INTERIM REPORT 2017	56

22.	SHARES AND ISSUED CAPITAL

Ordinary shares of US$0.004 each issued and fully paid

	Six months ended June 30, 2017		Six months ended June 30, 2016
	Number of shares	Share capital USD’000	Number of shares*	Share capital USD’000
Balance at January 1	4,252,922,259	17,012	4,207,374,896	16,830
Issuance of shares under the Company’s employee stock incentive plans	15,207,492	60	11,656,849	46
Conversion of convertible bonds during the period	382,744,250	1,531	—	—
Balance at June 30	4,650,874,001	18,603	4,219,031,745	16,876

Fully paid ordinary shares, which have a par value of US$0.004, carry one vote per share and carry a right to dividends.

In the first half of 2017, the Board proposed to increase the authorized share capital of the Company to US$42,000,000 divided into 10,000,000,000 ordinary shares and 500,000,000 preferred shares by the creation of an additional 5,000,000,000 ordinary shares in the share capital of the Company, which will rank pari passu with all existing ordinary shares. The proposed increase in authorized share capital has been approved by the shareholders at the Annual General Meeting held on June 23, 2017.

*	The number of shares for the prior period has been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

23.	SHARE-BASED PAYMENTS

Share incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

The expense recognized for employee services received during the period is shown in the following table:

	Six months ended
	06/30/17	06/30/16
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	11,065	8,063

57	SMIC | INTERIM REPORT 2017

23.	SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period

(i)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the period (excluding Restricted Share Units (“RSUs”) and share option plan for subsidiaries (“Subsidiary Plan”):

	2017	2017	2016	2016
	Number	WAEP	Number*	WAEP
Outstanding at January 1	72,482,764	US$0.82	100,295,578	US$0.82
Granted during the period	4,196,477	US$1.20	1,459,247	US$0.83
Forfeited and expired during the period	(3,348,691)	US$1.38	(3,618,791)	US$1.21
Exercised during the period	(4,728,150)	US$0.77	(1,203,176)	US$0.52
Outstanding at June 30	68,602,400	US$0.81	96,932,858	US$0.81

In the current interim period, share options were granted on April 5, 2017 and May 22, 2017. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.51.

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$1.29.

The following table lists the inputs to the Black Scholes Option Pricing model used for the options granted during the six months ended June 30, 2017 and 2016:

	2017	2016
Dividend yield (%)	—	—
Expected volatility	43.38%	45.66%
Risk-free interest rate	1.91%	1.47%
Expected life of share options	6 years	5 years

The risk-free rate for periods within the contractual life of the options is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the options is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

*	The number of share options for the prior period has been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

SMIC | INTERIM REPORT 2017	58

23.	SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (CONTINUED)

(ii)	The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the period (excluding share option plan and Subsidiary Plan):

	2017	2017	2016	2016
	Number	WAFV	Number*	WAFV
Outstanding at January 1	26,489,152	US$0.98	30,451,267	US$0.99
Granted during the period	11,696,477	US$1.13	7,745,648	US$0.82
Forfeited during the period	(344,786)	US$1.08	(624,900)	US$1.00
Exercised during the period	(10,479,342)	US$0.96	(10,453,673)	US$0.92
Outstanding at June 30	27,361,501	US$1.05	27,118,342	US$0.97

In the current interim period, RSUs were granted on April 5, 2017 and May 22, 2017. The fair value of the RSUs determined at the date of grant using the Black-Scholes Option Pricing model was US$1.13.

The weighted average closing price of the Company’s shares immediately before the date on which the RSUs were exercised was US$1.29 per share.

The following table lists the inputs to the Black Scholes Option Pricing model used for the RSUs granted during the six months ended June 30, 2017 and 2016:

	2017	2016
Dividend yield (%)	—	—
Expected volatility	39.72%	39.60%
Risk-free interest rate	1.22%	0.91%
Expected life of RSUs	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

*	The number of RSUs for the prior period has been adjusted to reflect the impact of the share consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

59	SMIC | INTERIM REPORT 2017

23.	SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (CONTINUED)

(iii)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options of the Subsidiary Plan during the period (excluding share option plan and RSUs):

	2017	2017	2016	2016
	Number	WAEP	Number	WAEP
Outstanding at January 1	14,598,750	US$0.19	7,000,000	US$0.06
Granted during the period	—	—	—	—
Forfeited and expired during the period	(315,000)	US$0.31	—	—
Exercised during the period	—	—	—	—
Outstanding at June 30	14,283,750	US$0.19	7,000,000	US$0.06

In the current interim period, no share option of the Subsidiary Plan was granted.

The range of exercise prices for share options of the Subsidiary Plan outstanding at the end of the period was from US$0.05 to US$0.31 (six months ended June 30, 2016: US$0.05 to US$0.08).

24.	CASH FLOW HEDGES

To protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding debt denominated in a currency other than the US dollar, the Group entered into several cross currency swap contracts, which were designated as hedging instruments since October 2016. Any gains or losses arising from changes in fair value of these hedging instruments are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

The hedging reserve is used to record gains or losses on derivatives that are designated and qualify as cash flow hedges and that are recognized in other comprehensive income. Amounts will be reclassified to profit or loss when the associated hedged transaction affects profit or loss.

Six months
ended
06/30/17
USD’000
Balance at beginning of the period	(34,627)
Other comprehensive gains on cash flow hedges recognized during the period:
Total fair value gains included in other comprehensive gains	56,810
Reclassified from other comprehensive gains to offset foreign exchange losses	(26,692)
30,118
Balance at end of the period	(4,509)

Please refer to Note 20 and Note 30 for the outstanding balances of these hedging instruments.

SMIC | INTERIM REPORT 2017	60

25.	TRADE AND OTHER PAYABLES

	06/30/17	12/31/16
	USD’000	USD’000
Trade payables	1,038,577	781,161
Advance receipts from customers	66,351	60,157
Deposit received	48,545	41,324
Other payable	114,685	57,911
	1,268,158	940,553

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of June 30, 2017, trade payables were US$1,038.6 million (as of December 31, 2016: US$781.2 million), within which the payables for property, plant and equipment were US$726.9 million (as of December 31, 2016: US$483.0 million).

The following is an aged analysis of trade payables presented based on the invoice date at the end of the reporting period.

	06/30/17	12/31/16
	USD’000	USD’000
Within 30 days	861,533	630,896
Between 31–60 days	50,041	43,984
Over 60 days	127,003	106,281
Total	1,038,577	781,161

An aged analysis of the trade payable is as follows:

	06/30/17	12/31/16
	USD’000	USD’000
Current	899,036	659,094
Overdue:
Within 30 days	51,832	55,394
Between 31 to 60 days	19,624	7,658
Over 60 days	68,085	59,015
	1,038,577	781,161

61	SMIC | INTERIM REPORT 2017

26.	BORROWINGS

	06/30/17	12/31/16
	USD’000	USD’000
At amortized cost
Short-term commercial bank loans	256,685	176,957
	256,685	176,957
Long-term debt by contracts
2013 USD Loan (SMIC Shanghai)	10,760	10,760
2015 USD Loan (SMIC Shanghai)	33,034	39,641
2015 RMB Loan I (SMIC Shanghai)	147,189	144,155
2015 RMB Loan II (SMIC Shanghai)	69,915	68,473
2015 CDB USD Loan (SJ Jiangyin)	2,000	2,000
2015 CDB RMB Loan (SMIC Beijing)	28,702	28,110
2016 CDB RMB Loan (SMIC Beijing)	214,895	210,466
2015 EXIM RMB Loan (SMIC Shanghai)	73,594	72,077
2017 EXIM RMB Loan (SMIC Shanghai)	147,189	—
2016 EXIM RMB Loan I (SMIC Beijing)	35,325	34,597
2016 EXIM RMB Loan II (SMIC Beijing)	58,875	57,662
2016 EXIM RMB Loan (SMIC)	73,594	72,077
2017 EXIM RMB Loan (SMIC Tianjin)	73,594	—
2014 Cassa Depositie Prestiti loan (LFoundry)	26,426	26,026
2014 MPS Capital Service loan (LFoundry)	4,924	4,578
2014 Citizen Finetech Miyota Loan (LFoundry)	4,003	3,926
2017 Banca del Mezzogiorno Loan (LFoundry)	1,455	—
Finance Lease Payables	6,666	7,057
Loans from non-controlling interests shareholders	10,634	1,627
Others	482,547	482,579
	1,505,321	1,265,811
Less: current maturities of long-term debt	49,213	32,217
Non-current maturities of long-term debt	1,456,108	1,233,594
Borrowing by repayment schedule:
Within 1 year	305,898	209,174
Within 1–2 years	448,633	171,900
Within 2–5 years	660,224	698,070
Over 5 years	347,251	363,624
	1,762,006	1,442,768

As of June 30, 2017, property, plant and equipment with carrying amount of approximately US$576.2 million (December 31, 2016: US$631.4 million) have been pledged to secure borrowings of the Group (see Note 15).

SMIC | INTERIM REPORT 2017	62

26.	BORROWINGS (CONTINUED)

As at June 30, 2017, other borrowings represented US$482.5 million (December 31, 2016: US$482.6 million) of borrowings under three financing arrangements entered into by the Group with third-party financing companies in 2016 in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangement. As the repurchase prices are set at below US$1.00, which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements were accounted for as collateralized borrowings of the Group.

27.	CONVERTIBLE BONDS

(i)	Redemption of Zero Coupon Convertible Bonds

The Company exercised its right to redeem the US$200.0 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95.0 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds were carried out. The Company delisted the Bonds from the Singapore Exchange Securities Trading Limited.

(ii)	Issue of US$450.0 million zero coupon convertible bonds due 2022

On July 7, 2016, the Company issued zero coupon convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450.0 million (the “2016 Convertible Bonds”). The issue price was 100% of the aggregate principal amount of the 2016 Convertible Bonds. The 2016 Convertible Bonds issued is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the 2016 Convertible Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the 2016 Convertible Bonds was approximately US$387.9 million and the equity component was approximately US$52.9 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	450,000
Transaction cost	(9,194)
Liability component at the date of issue	(387,871)
Equity component	52,935

63	SMIC | INTERIM REPORT 2017

27.	CONVERTIBLE BONDS (CONTINUED)

(ii)	Issue of US$450.0 million zero coupon convertible bonds due 2022 (CONTINUED)

Subsequent to the initial recognition, the liability component of the 2016 Convertible Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the 2016 Convertible Bonds was 3.78% per annum. The liability component and equity component of the 2016 Convertible Bonds for the six months ended June 30, 2017 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2016	395,210	52,935	448,145
Interest charged during the period	7,339	—	7,339
As at June 30, 2017	402,549	52,935	455,484

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the 2016 Convertible Bonds mature.

28.	MEDIUM-TERM NOTES

On June 8, 2016, the Company issued the three-year medium-term notes of RMB1,500.0 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The medium-term notes carry a coupon interest rate of 3.35% per annum with note interest payable annually on June 8, 2017, June 8, 2018 and June 8, 2019. As at the issue date, the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

USD’000
Principal amount	226,162
Transaction cost	(2,226)
Notes payable as at the issue date	223,936

The movement of the medium-term notes for the six months ended June 30, 2017 is set out below:

USD’000
As at the date of issue	223,936
Interest charged during the period	691
Interest payable recognized during the period	(631)
As at June 30, 2016	223,996
As at December 31, 2016	214,502
Interest charged during the period	4,012
Interest payable recognized during the period	(3,662)
Foreign exchange loss	4,518
As at June 30, 2017	219,370

SMIC | INTERIM REPORT 2017	64

29.	BONDS PAYABLE

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500.0 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable as at the issue date	491,181

The movement of the corporate bonds for the period ended June 30, 2017 is set out below:

USD’000
As at December 31, 2015	493,207
Interest charged during the period	11,154
Interest payable recognized during the period	(10,313)
As at June 30, 2016	494,048
As at December 31, 2016	494,909
Interest charged during the period	11,193
Interest payable recognized during the period	(10,313)
As at June 30, 2017	495,789

30.	OTHER FINANCIAL LIABILITIES

	06/30/17	12/31/16
	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Cross currency swap contracts — cash flow hedges:
Non-current	27,792	74,170
Current	—	6,348
	27,792	80,518

65	SMIC | INTERIM REPORT 2017

31.	OTHER LIABILITIES

	06/30/17	12/31/16
	USD’000	USD’000
Defined benefit obligation	26,035	24,213
Others	3,736	13,284
	29,771	37,497

Defined Benefit Plan

Trattamento di Fine Rapporto (“TFR”, termination payments) relates to the amounts that employees in Italy are entitled to receive when they leave the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during the employee’s working life.

The Group operates defined benefit pension plans in Italy under broadly similar regulatory frameworks, which is an unfunded plan where the Group meets the benefit payment obligation as it falls due. This plan is final salary pension plan, which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. The TFR in payment are generally updated in line with the retail price index.

32.	COMMITMENTS FOR EXPENDITURE

Purchase commitments

As of June 30, 2017, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2017.

	06/30/17	12/31/16
	USD’000	USD’000
Commitments for the facility construction	443,586	239,759
Commitments for the acquisition of machinery and equipment	460,826	800,597
Commitments for the acquisition of intangible assets	7,006	5,491

SMIC | INTERIM REPORT 2017	66

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the condensed consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the period ended June 30, 2017.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

67	SMIC | INTERIM REPORT 2017

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

		06/30/17
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted	—	86,763	—	86,763
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted	—	1,951	—	1,951
Available-for-sale investment	Quoted prices in active markets	2,942	—	—	2,942
Available-for-sale investment	Recent transaction price	—	—	16,406	16,406
Cross currency swap contracts classified as other financial assets in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted	—	4,756	—	4,756
Total		2,942	93,470	16,406	112,818

SMIC | INTERIM REPORT 2017	68

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

		06/30/17
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted	—	27,792	—	27,792
Finance lease payables	Discounted cash flow. Future cash flows are discounted based on effective interest rates	—	6,666	—	6,666
Total		—	34,458	—	34,458

		12/31/16
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted	—	24,931	—	24,931
Available-for-sale investment	Quoted prices in active markets	4,713	—	—	4,713
Available-for-sale investment	Recent transaction price	—	—	16,067	16,067
Derivative financial instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (0.51%), expected volatility (24.5%) and rate of return (10%)	—	—	32,894	32,894
Total		4,713	24,931	48,961	78,605

69	SMIC | INTERIM REPORT 2017

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

		12/31/16
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward exchange rates and discounted	—	80,518	—	80,518
Finance lease payables	Discounted cash flow. Future cash flows are discounted based on effective interest rates	—	7,057	—	7,057
Total		—	87,575	—	87,575

34.	RELATED PARTY TRANSACTIONS

The names of the related parties which had transactions with the Group for the period ended June 30, 2017 and the relationships with the Group are disclosed below.

Related party name	Relationship with the Group
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A member of Datang Telecom Technology & Industry Group (“Datang Group”) and a substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd.	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd. and Leadcore Technology (Hong Kong) Co., Ltd. (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd. (“Datang Finance”)	A member of Datang Group
Toppan	An associate of the Group
Brite Semiconductor Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group
Jiangsu Changjiang Electronics Technology Co., Ltd (“JECT”) and its subsidiaries	An associate of the Group
Sino IC Leasing (Tianjin) Co., Ltd.	An associate of the Group

SMIC | INTERIM REPORT 2017	70

34.	RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods		Sale of services
	Six months ended		Six months ended
	06/30/17	06/30/16	06/30/17	06/30/16
	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd.	10,105	5,453	—	—
Datang Semiconductor Co., Ltd.	119	528	—	—
Leadcore	2,953	757	—	—
Toppan	—	—	2,197	1,923
Brite	24,688	19,308	—	—
China Fortune-Tech	—	—	31	33
JCET and its subsidiaries	17	6	16	1

	Purchase of goods		Purchase of services
	Six months ended		Six months ended
	06/30/17	06/30/16	06/30/17	06/30/16
	USD’000	USD’000	USD’000	USD’000
Toppan	5,570	4,515	24	138
Zhongxin Xiecheng	—	—	—	4
Brite	—	25	857	898
China Fortune-Tech	—	—	461	17
Datang Finance	—	—	—	15
JCET and its subsidiaries	—	—	869	1,218
Sino IC Leasing (Tianjin) Co., Ltd	—	—	16,696	—

71	SMIC | INTERIM REPORT 2017

34.	RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions (CONTINUED)

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties		Amounts due to related parties
	06/30/17	12/31/16	06/30/17	12/31/16
	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	6,446	6,354	—	—
Leadcore	1,715	—	—	—
Toppan	1,254	615	619	2,414
Brite	11,563	6,507	—	279
China Fortune-Tech	—	38	—	—
JCET and its subsidiaries	34	2	2	192

In February 2017 and in December 2016, there were three and two financing arrangements respectively in consideration of US$250.6 million and US$249.2 million entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing Co., Ltd.) in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under the financing arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transaction have been accounted for a disposal of property, plant and equipment followed with an operating lease.

Arrangements/contracts for sale of self-developed living quarter unit

In 2016, the Group entered into arrangement/contracts with one of directors of the Company for sale of self-developed living quarter unit and the amount of the consideration is approximately US$1.0 million. The transaction was completed in March 2017.

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million, within which two transactions amounted to US$1.6 million were completed as of the date of this interim report.

SMIC | INTERIM REPORT 2017	72

35.	SUBSEQUENT EVENTS

(i)	Capital Contribution in Sino IC Leasing

Subject to the amended joint venture agreement, revised on July 20, 2017, the Company agreed to increase its capital contribution obligation towards Sino IC Leasing from RMB600.0 million to RMB800.0 million (from approximately US$88.3 million to US$117.8 million), while its shareholding in Sino IC Leasing will decrease from approximately 10.56% to approximately 7.44%.

(ii)	Financing Arrangements with Sino IC Leasing

In July 2017, there were seven financing arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing, an associate of the Group) respectively, in the form of a sale and leaseback transaction with a repurchase option. A batch of production equipment of the Group was sold and leased back under these financing arrangements. As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease.

(iii)	Capital Contribution in SMNC

On August 10, 2017, the Company, SMIC Beijing, SMIC Holdings Corporation, China Integrated Circuit Industry Investment Fund Co., Ltd., Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership), Beijing Industrial Development Investment Management Co., Ltd., Zhongguancun Development Group and Beijing E-Town International Investment & Development Co., Ltd. agreed to amend the previous joint venture agreement through the amended joint venture agreement, pursuant to which, the Company, SMIC Beijing and SMIC Holdings Corporation have agreed to make further cash contribution of US$1,224 million into the registered capital of SMNC. The Company’s aggregate shareholding in SMNC will remain at 51%.

73	SMIC | INTERIM REPORT 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 13, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary